Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

PATTERN ENERGY GROUP INC.,

PACIFIC US INC.

and

PACIFIC BIDCO US INC.

Dated as of November 3, 2019

i

ii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of November 3, 2019, is among PATTERN ENERGY GROUP INC., a Delaware corporation (the “Company”), PACIFIC US INC., a Delaware corporation (“Parent”), and PACIFIC BIDCO US INC., a Delaware corporation and a wholly owned direct subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, pursuant to this Agreement, Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), and each share of Class A common stock, par value $0.01 per share, of the Company (“Company Common Stock”) shall be converted into the right to receive the Merger Consideration (as defined below) upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Riverstone Pattern Energy II Holdings, L.P. (“Redwood”), Pattern Energy Group Holdings 2 LP (“Pine 2.0”), Pattern Equity Holdings 2 LLC, certain members of the management team of Pattern Energy Group Holdings 2 LP and a management representative entity are entering into an agreement (the “Pine 2.0 Acquisition Agreement”), pursuant to which at or following the Closing, the Company and Pine 2.0 will be under common ownership (the “Pine 2.0 Acquisition”);

WHEREAS, as a material inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Parent and Merger Sub have delivered to the Company a limited guarantee pursuant to which CPP Investment Board Private Holdings (4) Inc. has guaranteed certain of Parent and Merger’s Sub’s obligations under this Agreement (the “Limited Guarantee”);

WHEREAS the special committee (the “Company Special Committee”) of the board of directors of the Company (the “Company Board”) has unanimously (a) determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its stockholders and (b) resolved to recommend that the Company Board approve and declare advisable the Merger and the other transactions contemplated by this Agreement;

WHEREAS the Company Board (acting upon the unanimous recommendation of the Company Special Committee) has approved and declared advisable the Merger and the other transactions contemplated by this Agreement;

WHEREAS, each of the board of directors of Merger Sub and the board of directors of Parent (the “Parent Board”) has unanimously approved and declared advisable this Agreement, the Merger and the transactions contemplated by this Agreement and the Pine 2.0 Acquisition Agreement; and

WHEREAS the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger. The Merger shall have the effects specified in the DGCL.

Section 1.2 Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at 10:00 a.m., Eastern Time, at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019-6064, no later than the fourth business day following the day on which the last to be satisfied or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to fulfillment or waiver of those conditions), shall be satisfied or waived in accordance with this Agreement or such other date as otherwise mutually agreed (the “Closing Date”). For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York or the City of Toronto.

Section 1.3 Effective Time. On the Closing Date, as soon as practicable following the Closing, the Company and Parent shall cause a Certificate of Merger (the “Delaware Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Delaware Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties in writing and specified in the Delaware Certificate of Merger (the “Effective Time”).

ARTICLE II

SURVIVING CORPORATION CORPORATE MATTERS

Section 2.1 Surviving Corporation Certificate of Incorporation and By-Laws. The certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated at the Effective Time to read in the form of Exhibit A and, as so amended and restated, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation as of the Effective Time, until thereafter changed or amended as provided therein or pursuant to applicable Laws (as defined in Section 4.2(i)). The parties shall take all necessary action such that, as of the Effective Time, the by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation, except that all references to Merger Sub’s name shall be replaced by references to the name of the Surviving Corporation, until thereafter changed or amended as provided therein or pursuant to applicable Laws.

Section 2.2 Directors and Officers of the Surviving Corporation. The directors of Merger Sub shall be the directors of the Surviving Corporation immediately following the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be. Each of Parent, Merger Sub and the Company shall take all action necessary to implement the provisions of this Section 2.2.

ARTICLE III

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 3.1 Effect of the Merger on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company:

(a) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time other than the Excluded Shares (as defined in Section 3.3(h)) (each, an “Eligible Share” and collectively, “Eligible Shares”), shall be converted into the right to receive $26.75 per share of Company Common Stock, in cash, without interest (the “Merger Consideration”). At the Effective Time, all Eligible Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and (A) each certificate that immediately prior to the Effective Time represented any such Eligible Shares (a “Certificate”; provided, however, than any references herein to “Certificates” are deemed to include references to effective affidavits of loss in accordance with Section 3.2(i)) and (B) each book-entry account that immediately prior to the Effective Time represented any uncertificated Eligible Shares (a “Book-Entry Share”), shall thereafter represent only the right to receive the Merger Consideration and any dividends or other distributions to which holders become entitled, without interest. For the avoidance of doubt, subject to Section 5.1(a)(vi), nothing in this Agreement shall affect the right of the holders of shares of Company Common Stock to receive any dividend or other distribution which is declared on Company Common Stock, the record date of which occurs prior to the Effective Time and the payment date of which occurs prior to, on or after the Effective Time.

(b) Capital Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(c) Cancellation or Conversion of Excluded Shares. Each Excluded Share shall, by virtue of the Merger and without any action on the part of the holder of such Excluded Share, cease to be outstanding, be canceled without payment of any consideration therefor and shall cease to exist, subject to any rights the holder thereof may have under Section 3.2(g).

(d) Cancellation of Treasury Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by the Company and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent or Merger Sub shall no longer be outstanding and shall automatically be canceled and cease to exist, and no consideration shall be delivered in exchange therefor.

(e) Certain Adjustments. If, between the date of this Agreement and the Effective Time (and as permitted by this Agreement), the outstanding shares of Company Common Stock is changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or if any similar event occurs, then the Merger Consideration shall be appropriately and proportionately adjusted to provide to the holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

Section 3.2 Surrender of Certificates and Book-Entry Shares.

(a) Paying Agent. Prior to the Effective Time, Parent shall appoint a commercial bank or trust company that is reasonably acceptable to the Company to act as a paying agent (the “Paying Agent”) who shall also act as agent for the holders of Eligible Shares for the delivery of the Merger Consideration and who shall obtain no rights or interests in the shares represented thereby. At or prior to the Effective Time, Parent shall deposit with the Paying Agent for the benefit of the holders of Eligible Shares a cash amount in immediately available funds necessary for the Paying Agent to make payments of the aggregate Merger Consideration under Section 3.2(a). In addition, Parent shall deposit with the Paying Agent, from time to time as needed, cash sufficient to pay any dividends or other distributions that holders of Company Common Stock have the right to receive. All such cash deposited with the Paying Agent pursuant to this Section 3.2(a) is hereinafter referred to as the “Payment Fund”. The agreement pursuant to which Parent shall appoint the Paying Agent shall be in form and substance reasonably acceptable to the Company.

(b) Payment Procedures. As soon as reasonably practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of an Eligible Share converted pursuant to Section 3.1(a) into the right to receive the Merger Consideration (i) a letter of transmittal in customary form as reasonably agreed by the parties which (A) shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent or, in the case of Book-

Entry Shares, upon adherence to the procedures set forth in the letter of transmittal and (B) shall have such other provisions as the Company and Parent may reasonably specify and (ii) instructions for effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration.

(i) Upon surrender of a Certificate or of a Book-Entry Share to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor (after giving effect to any required Tax withholdings as provided in Section 3.2(g)), a cash amount in immediately available funds equal to (A) (1) the number of Eligible Shares that such Certificate or Book-Entry Share represented immediately prior to the Effective Time multiplied by (2) the Merger Consideration plus (B) any dividends or other distributions that such holder has the right to receive, and the Certificate or Book-Entry Share so surrendered shall immediately be canceled.

(ii) Until surrendered as contemplated by this Section 3.2, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holder of such Certificate or Book-Entry Share has the right to receive in respect of the aggregate number of shares of Company Common Stock previously represented by such Certificate or Book-Entry Share pursuant to Section 3.1 and any dividends or other distributions that such holder has the right to receive. No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate or Book-Entry Share.

(iii) In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, a check representing the Merger Consideration that the holder has the right to receive pursuant to Section 3.1 and any dividends or other distributions that the holder has the right to receive may be delivered to a transferee if the Certificate representing such Company Common Stock is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable transfer Taxes (as defined in Section 4.2(n)) have been paid.

(c) No Further Ownership Rights in Company Common Stock. The cash paid in accordance with the terms of this Article III shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, (i) all holders of shares of Company Common Stock shall cease to have any rights as stockholders of the Company other than the right to receive the Merger Consideration and any dividends or other distributions that holders have the right to receive, without interest, and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock are presented to the Surviving Corporation, Parent or the Paying Agent for any reason, such Certificates or Book-Entry Shares shall be canceled and exchanged as provided in this Article III.

(d) Termination of Payment Fund. Any portion of the Payment Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Company Common Stock converted pursuant to the Merger for 365 days after the Effective Time shall be delivered to Parent, upon demand. Any holder of Eligible Shares who has not theretofore complied with this Article III shall thereafter look only to Parent for satisfaction of its claim for Merger Consideration and any dividends and distributions that such holder has the right to receive pursuant to this Article III.

(e) No Liability. None of the Company, Parent, Merger Sub, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any portion of the Payment Fund or the Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws. Notwithstanding any other provision of this Agreement, any portion of the Merger Consideration or the cash to be paid in accordance with this Article III that remains undistributed to the holders of Company Common Stock as of the third anniversary of the Effective Time (or immediately prior to such earlier date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 4.2(d)(i))), shall, to the extent permitted by applicable Laws, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto. For the purposes of this Agreement, “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(f) Investment of Payment Fund. The Paying Agent shall invest any cash in the Payment Fund as directed by Parent; provided, however, that such investment shall be in (i) obligations of, or guaranteed by, the United States of America, (ii) in commercial paper obligations of issuers organized under U.S. federal or state Laws, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or (iii) in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10 billion, or in mutual funds investing in such assets. Any such investment shall be for the benefit, and at the risk, of Parent, and any interest or other income resulting from such investment shall be for the benefit of Parent; provided, however, that no such investment or losses thereon shall affect the Merger Consideration or any dividends or other distributions payable to holders of Company Common Stock, and Parent shall promptly provide, or shall cause the Surviving Corporation to promptly provide, additional funds to the Paying Agent for the benefit of holders of Company Common Stock in the amount of any such losses to the extent necessary to satisfy the obligations of Parent and the Surviving Corporation under this Article III.

(g) Appraisal Rights. No Person who has perfected a demand for appraisal rights pursuant to Section 262 of the DGCL shall be entitled to receive the applicable Merger Consideration with respect to the shares of Company Common Stock owned immediately prior to the Effective Time by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s right to appraisal under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to shares of Company Common Stock owned by such Dissenting Stockholder. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, each Excluded Share of such holder shall thereupon be treated as if it had been converted into the right to receive the applicable Merger Consideration, and Parent shall remain liable for payment of the applicable Merger Consideration for shares of Company Common Stock. The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments that are received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to direct and control all negotiations and proceedings with respect to demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make or offer to make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(h) Withholding Rights. Each of the Paying Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the Paying Agent, Parent or the Surviving Corporation, as the case may be, such withheld amounts (i) shall be remitted by the Paying Agent, Parent or the Surviving Corporation, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Paying Agent, Parent or the Surviving Corporation, as the case may be.

(i) Lost Certificates. If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent (or, if subsequent to the termination of the Payment Fund and subject to Section 3.2(e), Parent) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.

Section 3.3 Treatment of Company Equity Awards.

(a) Treatment of Company Restricted Shares. At the Effective Time, each Company Restricted Share (as defined in Section 3.3(h)) (other than a Company Restricted Share set forth on Section 3.3(a) of the Company Disclosure Letter (the “Scheduled Company Restricted Shares”)) that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder thereof, be vested and all restrictions thereon shall lapse in full as of immediately before the Effective Time; and each such Company Restricted Share shall be converted into the right to receive the Merger Consideration pursuant to Section 3.1(a).

(b) Treatment of Company Performance Shares. At the Effective Time, each Company Performance Share (as defined in Section 3.3(h)) (other than a Company Performance Share set forth on Section 3.3(b) of the Company Disclosure Letter (the “Scheduled Company Performance Shares”)) outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder thereof, be vested based on the maximum level of performance and all restrictions thereon shall lapse for such Company Performance Share as of immediately before the Effective Time; and each such Company Performance Share shall be converted into the right to receive the Merger Consideration pursuant to Section 3.1(a).

(c) Treatment of Company RSUs. At the Effective Time, each Company RSU (as defined in Section 3.3(h)) award outstanding immediately prior to the Effective Time, shall, automatically and without any required action on the part of the holder thereof, be vested and all restrictions thereon shall lapse in full as of immediately before the Effective Time; and each such Company RSU award shall be canceled and converted into the right to receive from Parent or the Surviving Corporation an amount in cash, without interest, equal in value to the Merger Consideration multiplied by the aggregate number of shares of Company Common Stock subject to such Company RSU award immediately before the Effective Time; provided, that, notwithstanding the foregoing, any such amounts in respect of a Company RSU for which a valid deferral election has been made or that is otherwise subject to Section 409A of the Code shall not be paid earlier than the earliest time permitted under Section 409A of the Code.

(d) Treatment of Company Options. At the Effective Time, each Company Common Stock Option (as defined in Section 3.3(h)) outstanding immediately prior to the Effective Time, whether or not exercisable or vested, shall, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder thereof, be canceled and converted at the Effective Time into the right to receive from Parent or the Surviving Corporation promptly following the Effective Time an amount in cash, without interest, equal to the Option Consideration (as defined below) multiplied by the aggregate number of shares of Company Common Stock subject to such Company Common Stock Option immediately before the Effective Time; provided, that any such Company Common Stock Option with a per share exercise price that is equal to or greater than the Merger Consideration shall be canceled for no consideration. “Option Consideration” means the excess, if any, of the Merger Consideration over the per share exercise price of the applicable Company Common Stock Option.

(e) Scheduled Company Restricted Shares and Scheduled Company Performance Shares. At the Effective Time, each Scheduled Company Restricted Share and each Scheduled Company Performance Share shall be treated in accordance with Section 3.3 of the Company Disclosure Letter.

(f) Corporate Actions. At or prior to the Effective Time, the Company, the Company Board and the nominating, governance and compensation committee of the Company Board, as applicable, shall adopt all resolutions and take all actions that are necessary to effectuate the treatment of the Company Restricted Shares, Company Performance Shares, Company RSUs and Company Common Stock Options (collectively, the “Company Equity Awards”) pursuant to Sections 3.3(a), 3.3(b), 3.3(c), 3.3(d) and 3.3(e). The payment of the amounts set forth in Sections 3.3(a), 3.3(b), 3.3(c), 3.3(d) and 3.3(e) in respect of the Company Equity Awards shall be reduced by any income or employment Tax withholding required under the Code or any applicable provision of state, local or foreign Tax Law. To the extent that any amounts are so withheld and paid to the appropriate Governmental Entities, those amounts shall be treated as having been paid to the holder of that Company Equity Award for all purposes under this Agreement. Parent shall cause the Surviving Corporation to, at all times from and after the Effective Time, maintain sufficient liquid funds to satisfy their obligations to holders of Company Equity Awards pursuant to this Section 3.3. As promptly as practicable following the Effective Time and in any event not later than the third business day thereafter, Parent shall cause the Surviving Corporation to pay through its payroll system (i) to each applicable holder of a Company Restricted Share (other than a Scheduled Company Restricted Share), in such amount due and payable to such holder pursuant to Section 3.3(a) in respect of such Company Restricted Share, (ii) to each applicable holder of a Company Performance Share (other than a Scheduled Company Performance Share), in such amount due and payable to such holder pursuant to Section 3.3(b) in respect of such Company Performance Share, (iii) to each applicable holder of a Company RSU, in such amount due and payable to such holder pursuant to Section 3.3(c) in respect of such Company RSU and (iv) to each applicable holder of a Company Common Stock Option, in such amount due and payable to such holder pursuant to Section 3.3(d) in respect of such Company Common Stock Option.

(g) Termination of Company Stock Plan. At or prior to the Effective Time, the Company, the Company Board and the nominating, governance and compensation committee of the Company Board, as applicable, shall adopt all resolutions and take all actions that are necessary to (i) effectuate the termination of the Company Stock Plan as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Subsidiary thereof and (ii) ensure that following the Effective Time no participant in the Company Stock Plan or other plans, programs or arrangements shall have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any Subsidiary thereof.

(h) Definitions. For purposes of this Agreement:

“Company Common Stock Option” means an option to purchase a share of Company Common Stock.

“Company Performance Share” means a restricted share of Company Common Stock, the vesting of which is conditioned in whole or in part on the satisfaction of performance criteria.

“Company Restricted Share” means a restricted share of Company Common Stock, the vesting of which is conditioned solely on the passage of time.

“Company RSU” means a restricted stock unit of the Company.

“Excluded Shares” shall mean the (i) shares to be canceled in accordance with Section 3.1(d) and (ii) shares of Company Common Stock that are owned by stockholders (“Dissenting Stockholders”) who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.1 Certain Defined Terms. As used in this Agreement, the term:

“Affiliate” means, with respect to any Person, any entity directly or indirectly, controlling, controlled by, or under common control with, such Person (and, for purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise). For the avoidance of doubt, (i) in no event shall Pine 2.0 be deemed to be an Affiliate of the Company or any of its Subsidiaries and (ii) for purposes of Section 7.1, in no event shall any operating or portfolio companies, investment funds or vehicles or investee companies of Canada Pension Plan Investment Board be deemed to be an Affiliate of Parent, Merger Sub or any of their respective Subsidiaries.

“Company Disclosure Letter” means the disclosure letter delivered to Parent by the Company upon or prior to entering into this Agreement.

“Company Material Adverse Effect” means any change, event, effect, circumstance or development that, individually or taken together with other changes, events, effects, circumstances or developments, has a material adverse effect on the financial condition, business, properties, assets, liabilities or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that none of the following shall constitute or be taken into account in determining whether there has been, is or would be reasonably likely to be a Company Material Adverse Effect:

(A) any changes in the general economic or political conditions or the securities, credit, currency or other financial markets in general, in each case in the United States or other countries in which the Company or any of its Subsidiaries conducts operations;

(B) any changes that are the result of factors generally affecting any international, national or regional industry (including the renewable energy industry and the electric generating industry) or market (including any wholesale markets for electric power) in which the Company or any of its Subsidiaries operates, including any changes in legal, political or regulatory conditions impacting any tax or other incentive programs for the renewable energy industry;

(C) any economic changes in any market for commodities or supplies, including electric power, used in connection with the business of the Company or any of its Subsidiaries;

(D) any changes or proposed changes in any Laws or accounting principles or reporting standards applicable to the Company or any of its Subsidiaries or the enforcement or interpretation thereof after the date of this Agreement;

(E) any changes or effects resulting from the performance of obligations specifically required by this Agreement (other than the first sentence of Section 5.1(a)), including any actions taken by the Company or its Subsidiaries that are expressly requested or consented to by Parent in writing after the date hereof, but excluding any actions taken by the Company that would result in a breach of Section 4.2(d);

(F) any change in the Company’s credit ratings; provided, however, that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development that caused or contributed to such change (to the extent not otherwise excluded) has resulted in, or contributed to, a Company Material Adverse Effect;

(G) any litigation or threat of litigation arising from allegations of any breach of fiduciary duty by the Company Board or violation of Laws by the Company Board in connection with this Agreement or the Merger;

(H) any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues, earnings, cash available for distribution or EBITDA for any period ending on or after the date of this Agreement; provided, however, that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development that caused or contributed to such failure (to the extent not otherwise excluded) has resulted in, or contributed to, a Company Material Adverse Effect; and

(I) any decline in the price of the Company Common Stock; provided, however, that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development that caused or contributed to such decline (to the extent not otherwise excluded) has resulted in, or contributed to, a Company Material Adverse Effect;

(J) any escalation or outbreak of hostilities, acts of terrorism (including cyber-terrorism), sabotage, acts of war, civil unrest or military conflicts;

(K) any epidemic, plague, pandemic or other outbreak or illness (including any non-human epidemic, pandemic or other similar outbreak or illness), flood, earthquake, tornado, hurricane, cyclonic storm, windstorm, volcano, tsunami or other natural disaster or act of God; and

(L) the entry into, or any announcement or disclosure of, this Agreement, or the pendency of the transactions contemplated by this Agreement, including any effects related to or that arise out of (i) the identity of any of Parent or any of its Affiliates or (ii) any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with a customer, employee, regulator, lender or other financing source, supplier, contractor, service provider, agent or Representative;

except, with respect to clauses (A), (B), (C), (D), (J) and (K), if such changes, events, circumstances or developments have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes, events, circumstances or developments have on other similarly situated companies in the renewable energy or electric generating industry in the jurisdictions in which the Company and its Subsidiaries operate, then, to the extent not otherwise excluded from the definition of Company Material Adverse Effect, only such incremental disproportionate impact or impacts shall be taken into account in determining whether there has been, is or would be reasonably likely to be a Company Material Adverse Effect.

“Company Material Subsidiary” (each as set forth on Section 4.2(b)(ii) of the Company Disclosure Letter) means (i) Pattern Canada Operations Holding ULC, (ii) Pattern US Operations Holdings LLC, (iii) each Subsidiary of the Company that directly owns assets with 50 MW or more of generation capacity (each a “Company Material Generator”) and (iv) each Subsidiary of the Company that (A) has a direct or indirect ownership interest in a Company Material Generator and (B)(1) is a borrower under any Contract pursuant to which a third party provides debt for borrowed money or (2) has received equity financing from a third party.

“Contract” means any binding agreement, lease, license, contract, note, mortgage, indenture, arrangement or other binding obligation (whether written or oral).

“Covered Pine 2.0 Units” means the Pine 2.0 Units owned by the Company as of the date hereof and any Pine 2.0 Units owned by the Company or any of its Subsidiaries, from time to time.

“Knowledge of Parent” means the actual knowledge of those Persons set forth in Section 4.3(e) of the Parent Disclosure Letter, after reasonable inquiry.

“Knowledge of the Company” means the actual knowledge of those Persons set forth on Section 4.2(g) of the Company Disclosure Letter, after reasonable inquiry.

“made available” means that such information, document or material was (A) publicly available or (B) provided in the online data room, hosted by Intralinks, for review by the Company, Parent and their respective Representatives (as defined in Section 4.2(e)(iv)), in each case, prior to the execution of this Agreement.

“Parent Disclosure Letter” means the disclosure letter delivered to the Company by Parent prior to entering into this Agreement.

“Parent Material Adverse Effect” means any change, event, effect, circumstance or development that, individually or taken together with other changes, events, effects, circumstances or developments, would materially impede delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement.

“Pine 2.0 Units” has the meaning assigned to the term “Units” in the Third Amended and Restated Agreement of Limited Partnership of Pine 2.0, dated as of November 1, 2019, as in effect on the date hereof (the “Pine 2.0 Limited Partnership Agreement”).

“Subsidiary” means, with respect to any Person, any other Person of which (i) at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions, (ii) a general partner interest or (iii) a managing member interest, is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries. For the avoidance of doubt, in no event shall Pine 2.0 be deemed to be a Subsidiary of the Company.

Section 4.2 Representations and Warranties of the Company. Except (i) as set forth in the Company Reports (as defined in Section 4.2(e)(i)) filed with or furnished to the Securities and Exchange Commission (“SEC”) and with the applicable Canadian provincial securities commissions or similar securities regulatory authorities (the “Canadian Securities Authorities”) under applicable Canadian provincial securities Laws (“Canadian Securities Laws”) on or after December 31, 2017 and publicly available no less than two business days prior to the date of this Agreement (without giving effect to any amendment or supplement to any such Company Reports filed on or after the date of this Agreement and excluding, in each case, any disclosures set forth in any risk factor section or in any other section solely to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature, in each case, other than any factual disclosure set forth in such sections) or (ii) as set forth in the Company Disclosure Letter (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification.

(i) The Company is a legal entity duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except (other than with respect to the Company’s due organization and valid existence) as would not be, individually or in the aggregate, reasonably expected to have a Company Material Adverse Effect. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, and each of the Company and its Subsidiaries is duly qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, has not had and would not be, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(ii) The Company has made available to Parent complete and correct copies of the certificates of incorporation and by-laws or comparable governing documents of the Company, each as amended to the date of this Agreement, and each as so delivered is in full force and effect as of the date of this Agreement and the Company is not in violation of any provision of its certificate of incorporation and by-laws or comparable governing documents, except such failures to be in full force and effect or violations as would not be, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(b) Capital Structure.

(i) The authorized capital stock of the Company consists of (i) 500,000,000 shares of Company Common Stock, of which 98,489,599 shares were issued and outstanding as of the close of business on October 31, 2019 (including 231,973 Company Restricted Shares and 397,219 Company Performance Shares based on the maximum level of performance) and (ii) 100,000,000 shares of preferred stock, par value $0.01 per share, of the Company (“Company Preferred Stock”), of which 10,400,000 shares of Series A Perpetual Preferred Stock, par value $0.01 per share, were outstanding as of the close of business on October 31, 2019. 20,000,000 shares of Class B common stock, par value $0.01 per share, of the Company, were previously authorized, and no shares of Class B common stock of the Company were outstanding as of the close of business on October 31, 2019. As of the close of business on October 31, 2019, 1,036,248 shares of Company Common Stock were reserved and available for issuance pursuant to the Company’s Amended and Restated 2013 Equity Incentive Plan (the “Company Stock Plan”), of which amount (A) 382,154 shares of Company Common Stock were underlying Company Common Stock Options and (B) 146,673 shares of Company Common Stock were underlying Company RSUs. All of the outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. As of October 31, 2019, 249,481 shares of Company Common Stock and no shares of Company Preferred Stock were held by the Company in its treasury. No Subsidiary of the Company owns any shares of capital stock of the Company. As of the close of business on October 31, 2019, the Company had shares of Company Common Stock reserved for issuance underlying the indenture, dated as of July 28, 2015, among the Company, as issuer, Pattern US Finance Company LLC, as subsidiary guarantor, and Deutsche Bank Trust Company Americas, as trustees, providing for the issuance of the Company’s 4.00% Convertible Senior Notes due 2020 (the “Convertible Notes Indenture” and such notes, the “Convertible Notes”). Except as set forth above, the Company does not have any shares of capital stock or other voting securities issued or outstanding, other than shares of Company Common Stock that have become outstanding since October 31, 2019 as a result of the exercise or settlement of Company Equity Awards, which were reserved for issuance as set forth above. Section 4.2(b)(i) of the Company Disclosure Letter contains a correct and complete list of all Company Equity Awards outstanding as of the close of business on October 31, 2019, including the number of shares of Company Common Stock subject to each Company Equity Award and its grant date, exercise price and vesting schedule. As of the date of this Agreement, except as set forth above or on Section 4.2(b)(i) of the Company Disclosure Letter, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company to (x) issue or sell any shares of capital stock or other equity securities of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for, acquire or receive payments determined by reference to the value of any equity securities of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding or (y) redeem, repurchase or otherwise acquire any such shares of capital stock or other equity interests. Upon any issuance of Company Common Stock in accordance with the terms of the Company Stock Plan or the Convertible Notes Indenture, such Company Common Stock will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”) or any preemptive rights. As of the date of this Agreement, the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote, convertible into or exercisable for securities having the right to vote (other than the Convertible Notes) with the stockholders of the Company on any matter.

(ii) Each of (x) the outstanding shares of capital stock or other equity securities of each of the Company’s Subsidiaries owned directly or indirectly by the Company (A) have been duly authorized and are validly issued, fully paid and nonassessable and (B) are owned by the Company or by a direct or indirect Subsidiary of the Company, free and clear of any Liens, and (y) the Covered Pine 2.0 Units are owned by the Company or by a direct or indirect Subsidiary of the Company, free and clear of any Liens, in each of clauses (x) and (y), other than any (i) obligations imposed under this Agreement, (ii) restrictions under applicable securities Laws, (iii) obligations imposed on the stockholders or members of any Subsidiary of the Company or Pine 2.0 under the applicable certificate of incorporation and by-laws, limited liability company agreements or comparable governing documents or tax equity capital contribution or investment agreements, (iv) Liens granted in connection with project debt and (v) Liens set forth on Section 4.2(b)(ii)-(1) of the Company Disclosure Letter. Except as set forth on Section 4.2(b)(ii)-(2) of the Company Disclosure Letter, as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to (x) issue or sell any shares of capital stock or other equity securities of any Subsidiary of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of any Subsidiary of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding or (y) redeem, repurchase or otherwise acquire any such shares of capital stock or other equity interests.

(iii) Other than (x) customary transfer restrictions with respect to the capital stock or equity interests of any of the Company Material Subsidiaries or (y) the voting agreements, voting trusts, stockholder agreements, proxies, other agreements or understandings set forth on Section 4.2(b)(iii) of the Company Disclosure Letter, there are no voting agreements, voting trusts, stockholder agreements, proxies, other agreements or understandings to which the Company or any of the Company Material Subsidiaries (other than any project-level entities) is a party with respect to the voting of the capital stock or other equity interests of, restricting the transfer of, or providing for registration rights with respect to, the Company or any such Company Material Subsidiaries.

(c) Corporate Authority; Approval.

(i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and, subject only to (A) the adoption of this Agreement by the holders of a majority of the total voting power of the outstanding shares of Company Common Stock and Company Preferred Stock entitled to vote on such matter, voting together as a single class, and (B) if Canadian Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) applies to the Merger, the approval of the Merger by a majority of the votes cast by the holders of the outstanding shares of Company Common Stock, in person or represented by proxy, in a vote of such holders entitled to vote on such matter other than persons whose votes are to be excluded under Part 8 of MI 61-101, including the Company, any “interested party” of the Company and any “related party” of an interested party of the Company (each as defined under MI 61-101), in each case at a stockholders’ meeting duly called and held for such purpose (the “Company Meeting”) (such adoption and approval, collectively, the “Requisite Company Approval(s)”), to perform its obligations under this Agreement and to consummate the Merger. Subject to any applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (collectively, the “Bankruptcy and Equity Exception”), this Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each other party thereto (except for the Company), constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms.

(ii) The Company Board (acting upon the unanimous recommendation of the Company Special Committee) has, by the required vote of directors voting on the matter, (A) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its stockholders, (B) approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, (C) resolved to recommend that the holders of shares of Company Common Stock and the holders of shares of Company Preferred Stock give the Requisite Company Approval(s) (the “Company Recommendation”) and (D) directed that this Agreement be submitted to the holders of shares of Company Common Stock and Company Preferred Stock for their adoption and, if MI 61-101 applies to the Merger, that the Merger be submitted to the holders of shares of Company Common Stock other than persons whose votes are to be excluded under Part 8 of MI 61-101, including the Company, any “interested party” of the Company and any “related party” of an interested party of the Company (each as defined under MI 61-101) for their approval.

(d) Governmental Filings and Approvals; No Violations; Certain Contracts.

(i) Other than filings, approvals and/or notices (A) pursuant to Section 1.3, (B) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (C) under Canadian Securities Laws, (D) under applicable NASDAQ rules, (E) in connection with regulatory approvals set forth under Section 8.1(b) of the Company Disclosure Letter, and (F) under applicable Toronto Stock Exchange (“TSX”) rules, assuming the truth and accuracy of the representations and warranties of Parent and Merger Sub in Section 4.3, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any domestic, foreign or supranational governmental or regulatory authority, agency, commission, bureau, tribunal, commissioner, body, court or other legislative, executive or judicial governmental or quasi-governmental entity or arbitral body, NASDAQ or the TSX (each a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company or the consummation of the Merger and the other transactions contemplated by this Agreement, except those of which the failure to make or obtain would not be, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the Merger.

(ii) The execution, delivery and performance of this Agreement by the Company do not and, assuming the Requisite Company Approval(s) is (or are) obtained, the consummation of the Merger and the other transactions contemplated by this Agreement will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of the Company or the comparable governing documents of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default or loss of a benefit under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to any Contract binding upon the Company or any of its Subsidiaries, or (C) assuming compliance with the matters referred to in Section 4.2(d)(i), a violation of any Laws to which the Company or any of its Subsidiaries or any of their respective properties or assets is subject, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, loss, creation, acceleration or change that would not be, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect (disregarding the exceptions set forth in clauses (E) or (L) of the definition thereof) or prevent, materially delay or materially impair the consummation of the Merger and the other transactions contemplated by this Agreement. Section 4.2(d)(ii) of the Company Disclosure Letter sets forth a list of Material Company Contracts (as defined in Section 4.2(j)) as of the date of this Agreement pursuant to which consents or waivers are or may be required prior to consummation of the Merger.

(e) Company Reports; Internal Controls; Financial Statements.

(i) The Company has timely filed or furnished, as applicable, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”) and with the Canadian Securities Authorities under Canadian Securities Laws, since December 31, 2017 (the forms, statements, certifications, reports and documents filed or furnished since December 31, 2017 and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished, complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), Canadian Securities Laws and, in each case, any rules and regulations promulgated thereunder, applicable to the Company Reports. As of their respective filing dates (or, if amended prior to the date of this Agreement, as of the date of filing of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC or the Canadian Securities Authorities subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Company has made available to Parent all correspondence with the SEC and with the Canadian Securities Authorities since December 31, 2017 and, as of the date of this Agreement, there are no outstanding or unresolved comments from the SEC or the Canadian Securities Authorities with respect to any of the Company Reports and the Company has not filed any confidential material change report with the Canadian Securities Authorities which remains confidential. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act.

(ii) (A) The Company maintains “disclosure controls and procedures” and “internal controls over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 or 15d-15 under the Exchange Act that are effective to (1) ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and the Canadian Securities Authorities and other public disclosure documents and (2) provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles applied on a consistent basis (“GAAP”) and (B) the Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Each of the Company and its Subsidiaries has substantially addressed any such deficiency, material weakness or fraud.

(iii) Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Company Reports, and the statements contained in such certifications were true and correct on the date such certifications were made. For purposes of this Section 4.2(e)(iii) “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder. Neither the Company nor any of its Subsidiaries has any outstanding “extensions of credit” or has arranged any outstanding “extensions of credit” to directors or executive officers in violation of Section 402 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder.

(iv) Except for matters resolved prior to the date hereof, since December 31, 2017, (i) none of the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors and representatives (“Representatives”) has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company, its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company, its Subsidiaries or any of their respective officers, directors or agents to the Company Board or any committee thereof or to the chief executive officer or general counsel of the Company in accordance with Section 307 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder.

(v) (A) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) (x) complies as to form in all material respects, or, in the case of Company Reports filed after the date of this Agreement, will comply as to form in all material respects, with the published rules and regulations of the SEC and the Canadian Securities Authorities (including all applicable accounting rules) and (y) fairly presents in all material respects, or, in the case of Company Reports filed after the date of this Agreement, will fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and (B) each of the consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) (x) complies as to form in all material respects, or, in the case of Company Reports filed after the date of this Agreement, will comply as to form in all material respects, with the published rules and regulations of the SEC and the Canadian Securities Authorities (including all applicable accounting rules) and (y) fairly presents in all material respects, or in the case of Company Reports filed after the date of this Agreement, will fairly present in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and year-end or other audit adjustments, none of which would reasonably be expected to have a Company Material Adverse Effect), in each case in this clause (v) in accordance with GAAP, except as may be noted therein.

(f) Absence of Certain Changes. Since December 31, 2018, (i) there has not been any change, event, effect, circumstance or development that, individually or in the aggregate, has had or would be reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the Merger and the other transactions contemplated by this Agreement and (ii) other than in connection with the transactions contemplated by this Agreement, the Company and its Subsidiaries have conducted their businesses in the ordinary course of business consistent with past practice in all material respects and neither the Company nor any of its Subsidiaries has taken any action that if taken after the date of this Agreement would, absent Parent’s consent, constitute a breach of any of the covenants set forth in clause (iii), (vi), (vii) or (xiv) of Section 5.1(a).

(g) Litigation and Liabilities.

(i) Other than as would not be, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the Merger and the other transactions contemplated by this Agreement, (A) there are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any of their respective properties or assets, and (B) neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity specifically imposed upon the Company or any of its Subsidiaries, or any of their respective properties or assets.

(ii) Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of the Company and its Subsidiaries, other than liabilities and obligations (A) set forth in the Company’s consolidated balance sheet (and the notes thereto) as of December 31, 2018, (B) incurred in the ordinary course of business consistent with past practice since December 31, 2018, (C) incurred in connection with this Agreement or (D) that would not be, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(h) Employee Benefits.

(i) Section 4.2(h)(i) of the Company Disclosure Letter sets forth an accurate and complete list, as of the date of this Agreement, of each material Company Plan. For purposes of this Agreement, “Company Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored, maintained, administered or contributed to by the Company, any of its Subsidiaries or Pattern Energy Group LP (“Pine LP”), a subsidiary of Pattern Energy Group Holdings LP, and which covers any current or former employee, director or other independent contractor of the Company, any of its Subsidiaries or Pine LP (each, a “Company Participant”), or with respect to which the Company, any of its Subsidiaries or Pine LP has any liability, whether direct, indirect, actual or contingent, other than a “multiemployer plan” within the meaning of Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Multiemployer Plan”). Company Plans include, but are not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (each such plan, a “Company ERISA Plan”), employment, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

(ii) With respect to each material Company Plan, the Company has made available to Parent, to the extent applicable, accurate and complete copies of (1) the Company Plan document, including any amendments thereto, and summaries of material modifications, (2) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements, (3) a written description of such Company Plan if such plan is not set forth in a written document, (4) for the most recent year, any notices to or from the Internal Revenue Service (“IRS”) or any office or representative of the United States Department of Labor or any other Governmental Entity relating to any compliance or other issues with respect to any such Company Plan and (5) the most recently prepared actuarial report. Except for liabilities that would not be, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect, (A) each Company Plan has been established, administered and registered in accordance with its terms and is in compliance with applicable Laws, including ERISA and the Code and (B) no event has occurred, and no condition exists, that would subject the Company or any of its Subsidiaries (or any of their respective predecessors), either directly or by reason of its affiliation with any Company ERISA Affiliate, to any Tax (as defined in Section 4.2(n)), fine, Lien, penalty or other liability or obligation imposed by ERISA, the Code or any other applicable Law arising out of or relating to any Company Plan. For purposes of this Agreement, “Company ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

(iii) With respect to each Company ERISA Plan, the Company has made available to Parent, to the extent applicable, accurate and complete copies of (1) the most recent summary plan description together with any summaries of all material modifications thereto, and (2) the most recent IRS determination or opinion letter. Each Company ERISA Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code, and to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification or tax exemption of any such Company Plan. With respect to any Company ERISA Plan, neither the Company nor any of its Affiliates has engaged in a transaction in connection with which the Company or any of its Affiliates reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material.

(iv) Neither the Company nor any Company ERISA Affiliate has ever sponsored, maintained, contributed to, been required to contribute to or otherwise had any liability or obligation with respect to an employee benefit plan that is a defined benefit plan or subject to Title IV of ERISA or Section 302 of ERISA or Sections 412 or 4971 of the Code, including any Multiemployer Plan. No Company Plan is (i) a multiple employer welfare arrangement as defined in Section 3(4) of ERISA or (ii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(v) No Company Plan provides post-termination or retiree life insurance, health or other medical benefits or coverage to any person, except as may be required by Section 4980B of the Code or any similar Law (as defined in Section 4.2(i)) and at no expense to the Company or any Subsidiary of the Company.

(vi) Except as set forth on Section 4.2(h)(vi) of the Company Disclosure Letter, neither the execution and delivery of this Agreement, stockholder or other approval of this Agreement nor the consummation of the Merger and the other transactions contemplated by this Agreement will, either alone or in combination with another event: (1) entitle any Company Participant to severance pay or any material increase in severance pay (other than severance pay required by any Law), (2) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any Company Participant, (3) result in any payment that would be an “excess parachute payment” under Section 280G of the Code or (4) limit the ability of the Parent or any of its Subsidiaries to merge, amend or terminate any Company Plans. The Company and its Subsidiaries are not required to provide any gross-up, indemnification, reimbursement or other additional payment in respect of any Tax, interest or penalty related thereto.

(vii) All Company Plans that are maintained outside the jurisdiction of the United States or cover any employees or other service providers of the Company or any of its Subsidiaries who reside or work outside of the United States (each such plan, a “Company Non-U.S. Benefit Plan”) comply with applicable Law and, to the extent intended to be funded and/or book-reserved, are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, except in each case as would not be likely to have a Company Material Adverse Effect. Except as would not be likely to have a Company Material Adverse Effect, each Company Non-U.S. Benefit Plan has assets or book reserves, as applicable (determined, in each case, in accordance with applicable funding standards, International Financial Reporting Standards or other applicable accounting principles) that are sufficient to provide for the payment of the relevant benefits.

(i) Compliance with Laws; Licenses. The businesses of each of the Company and its Subsidiaries have not been since December 31, 2017, and are not being, conducted in violation of any federal, state, provincial, local or foreign law, statute or ordinance, common law, or any rule, regulation, guideline, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), except for violations that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the Merger. As of the date of this Agreement, no investigation by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews the outcome of which would not be, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the Merger. Since December 31, 2017, the Company and each of its Subsidiaries has obtained and is in compliance with all licenses, permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to own, lease and operate their properties and assets and conduct their businesses as presently conducted, except those the absence of which would not be, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect. All Licenses of the Company and its Subsidiaries are in full force and effect, no default (with or without notice, lapse of time, or both) has occurred under any such License, and to the Knowledge of the Company, none of the Company or its Subsidiaries has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw, modify or decline to renew any such License, in each case, except as would not be, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(j) Material Contracts.

(i) Section 4.2(j) of the Company Disclosure Letter lists all Contracts of the following types to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, in each case as of the date of this Agreement, except for this Agreement, the Company Plans and agreements filed as exhibits to or incorporated by reference into the Company Reports:

(A) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(B) any Contract with any third party providing for the purchase of energy, capacity or other goods and services from the Company or any of its Subsidiaries and that (1) generated revenue from such third party in excess of $30 million in the aggregate for the Company or any of its Subsidiaries during the year ending December 31, 2018 or (2) is expected to generate revenue from such third party in excess of $30 million in the aggregate for the Company or any of its Subsidiaries during the year ending December 31, 2019;

(C) any Contract for the purchase of materials, supplies, goods, services (other than investment bankers, attorneys, accountants and other advisors), equipment or other assets (or for the licensing of or grant of rights in or to use Intellectual Property) for which payments by the Company or any of its Subsidiaries in excess of $30 million (1) were made during the year ending December 31, 2018, or (2) are expected to be made during the year ending December 31, 2019 and, in each case, which is not cancelable without penalty or other liability to the Company or any of its Subsidiaries upon notice of ninety (90) days or less;

(D) any Contract that (1) materially restricts, or purports to materially restrict, the right or ability of the Company or any of its Subsidiaries (or which, following the consummation of the Merger, would materially restrict, or purport to materially restrict, the ability of Parent or any of its Affiliates) to compete with any other Person, (2) grants exclusivity or “most favored nation” or similar status to any other Person, (3) contains a standstill or similar agreement that will be in effect as of the Closing pursuant to which the Company or any of its Subsidiaries has agreed not to acquire or dispose of the assets or securities of another Person or (4) grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or business;

(E) any Contract that relates to the acquisition or disposition (in each case, whether by merger, consolidation, acquisition or sale of stock or otherwise) of any equity interest in any Person or a material portion of the assets of any Person, in each case that has not yet been consummated or that has continuing material obligations;

(F) any material joint venture, profit-sharing, partnership or other similar agreements;

(G) any Contract containing any settlement, non-prosecution or similar agreements involving future performance or restraints on action by the Company or any of its Subsidiaries, except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole;

(H) any Contract with an aggregate principal amount in excess of $30,000,000 (1) evidencing indebtedness of the Company or any of its Subsidiaries to any third party or (2) guaranteeing any such indebtedness of a third party;

(I) any Contract restricting the payment of dividends or the making of distributions to stockholders or the repurchase of stock or other equity of the Company or any of its Subsidiaries (other than any Contract in respect of non-recourse financing or tax equity financing in respect of a project); and

(J) any Contract, other than any agreement related to their employment, between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any of its Subsidiaries or any Person beneficially owning five percent or more of the outstanding shares of Company Common Stock or any of their respective Affiliates, on the other hand (other than any Company Plan);

Each such Contract required to be disclosed in clauses (A) through (J), whether entered into before or after the date of this Agreement is referred to herein as a “Material Company Contract”.

(ii) True and correct copies of each Material Company Contract have been made available to Parent. Except for expirations or terminations in the ordinary course of business in accordance with the terms of such Material Company Contracts, each of the Material Company Contracts is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except for such failures to be valid and binding or to be in full force and effect and enforceable as would not be, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect. There is no default under any such Material Company Contracts by the Company or its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries or, to the Knowledge of the Company, any other party thereto, in each case except as would not be, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(k) Real Property.

(i) Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to the real property owned by the Company or the Company Material Subsidiaries (the “Company Owned Real Property”), the Company or one of the Company Material Subsidiaries, as applicable, has good, valid and marketable fee simple, or local equivalent, title to the Company Owned Real Property, free and clear of any material Company Encumbrances. Section 4.2(k)(i) of the Company Disclosure Letter contains a true and complete list of all material Company Owned Real Property, except for any Company Owned Real Property used in connection with, or incidental to, the generation or transmission of electric power, or the operation or maintenance of any facilities related thereto. Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Company Material Subsidiary, as applicable, has exclusive possession of each Company Owned Real Property, other than any use and occupancy rights, without any options to purchase, granted to third-party tenants or licensees pursuant to agreements entered into in the ordinary course of business.

(ii) With respect to the real property leased, subleased, licensed or otherwise occupied by the Company or the Company Material Subsidiaries (the “Company Leased Real Property”), the lease, sublease, license or other occupancy agreement for such property is valid, is legally binding on and enforceable by its terms against the Company or the Company Material Subsidiaries (as applicable) and, to the Knowledge of the Company, the other party thereto, and is in full force and effect, and none of the Company or any of the Company Material Subsidiaries is in breach of or default under such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any of the Company or the Company Material Subsidiaries, except in each case, for such invalidity, failure to be binding, unenforceability, failure to be in full force and effect, breach or default that would not be, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect. Section 4.2(k)(ii) of the Company Disclosure Letter contains a true and complete list of all Company Leased Real Property involving annual payments in excess of $15,000,000 as of the date of this Agreement, except for any Company Leased Real Property used in connection with, or incidental to, the generation or transmission of electric power, or the operation or maintenance of any facilities related thereto. Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of the Company Material Subsidiaries, as applicable, has exclusive possession of each Company Leased Real Property, other than any use and occupancy rights, without any options to purchase, granted to third-party owners, tenants or licensees pursuant to agreements entered into in the ordinary course of business.

(iii) Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Material Subsidiaries have a valid and enforceable right to use any real property that is used in the business but is not Company Owned Real Property or Company Leased Real Property.

(iv) For purposes of this Section 4.2(k) only, “Company Encumbrance” means any mortgage, lien, pledge, charge, security interest, easement, covenant, or other restriction or title matter or encumbrance of any kind in respect of an asset but specifically excludes (a) specified encumbrances described in Section 4.2(k)(iv) of the Company Disclosure Letter; (b) encumbrances for current Taxes or other governmental charges not yet due and payable, or the validity or amount of which is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP; (c) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business, or the validity or amount of which is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established; (d) customary encumbrances granted in connection with project debt; (e) encumbrances imposed or promulgated by laws with respect to real property and improvements, including zoning regulations; and (f) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of Company Owned Real Property or Company Leased Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted.

(l) Takeover Statutes. No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s certificate of incorporation or by-laws is applicable to the Company, the Company Common Stock, the Merger or the other transactions contemplated by this Agreement.

(m) Environmental Matters. Except as disclosed on Section 4.2(m) of the Company Disclosure Letter:

(i) the Company and the Company Material Subsidiaries are, and since the formation of the Company have been, in compliance with all Environmental Laws applicable to the ownership or operation of its business except for such noncompliance as would not be, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect;

(ii) the Company and the Company Material Subsidiaries possess, and are, and since the formation of the Company have been, in compliance with, all permits, licenses, registrations, identification numbers, authorizations and approvals (each a “Company Environmental Permit”) required under applicable Environmental Laws for the ownership or operation of their businesses as conducted at the relevant time, and all such Company Environmental Permits are valid and in good standing and no action is pending or, to the Knowledge of the Company, threatened to revoke, suspend or modify any such Company Environmental Permit, in each case other than as would not be, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect;

(iii) neither the Company nor any of the Company Material Subsidiaries has received any written claim, notice of violation, citation or government inquiry concerning any violation or alleged violation of any applicable Environmental Law or Company Environmental Permit during the past three years or that otherwise remains unresolved, except for matters that would not be, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect;

(iv) there are no writs, injunctions, decrees, orders or judgments outstanding, or any actions, suits or proceedings pending or, to the Knowledge of the Company, threatened, concerning compliance by the Company or any of the Company Material Subsidiaries with any Environmental Law or Company Environmental Permit except for matters that would not be, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect; and

(v) to the Knowledge of the Company, there has been no Release of, or exposure to, any Hazardous Substance in violation of or that would reasonably be expected to give rise to liability of or a claim (including any toxic tort claim) against the Company or any of the Company Material Subsidiaries under any Environmental Law or Company Environmental Permit, other than as would not be, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

As used in this Agreement: (i) “Environmental Law” means any applicable law, regulation, code, rule, directive, binding decision, order, judgment, decree or injunction issued by any Governmental Entity concerning (a) the protection of the environment (including air, water, soil, natural resources and endangered or protected species) or, as it relates to exposure to Hazardous Substances, human health and safety or (b) the use, treatment, storage, handling, Release or disposal of Hazardous Substances, in each case as presently in effect; (ii) “Hazardous Substance” means any substance, material or waste presently listed, defined, designated or classified as hazardous, toxic or radioactive, or as a contaminant or pollutant, or words of similar import, under any Environmental Law; and (iii) “Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment.

(n) Taxes. Except as would not be, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect:

(i) the Company and its Subsidiaries (1) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all U.S. Federal income and other Tax Returns required to be filed by any of them and all such filed Tax Returns are true, complete and accurate; (2) have paid all Taxes required to be paid by any of them, whether or not shown as due on such filed Tax Returns, including any Taxes that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, other than any Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP and (3) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency and no such waiver has been requested in writing by any Governmental Entity;

(ii) there are no Liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for current Taxes or other governmental charges not yet due and payable, or the validity or amount of which is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP;

(iii) there are not pending or, to the Knowledge of the Company, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters of the Company or any of its Subsidiaries;

(iv) no deficiency for any Tax has been asserted or assessed by any Governmental Entity in writing against the Company or any of its Subsidiaries, which deficiency has not been satisfied by payment, settled or been withdrawn or is not being contested in good faith in appropriate proceedings;

(v) neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than any agreements or arrangements (1) exclusively between or among the Company and any wholly owned Subsidiary of the Company (“Wholly Owned Company Subsidiary”) or (2) with third parties made in the ordinary course of business, the primary subject matter of which is not Taxes);

(vi) neither the Company nor any of its Subsidiaries (1) has been a member of a U.S. affiliated, consolidated, combined or unitary group other than one of which the Company was the common parent or (2) to the Knowledge of the Company, has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), as a transferee or successor, by contract or otherwise;

(vii) no written claim has been made in the past three years by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that any of them is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction;

(viii) within the past two years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code;

(ix) neither the Company nor any of its Subsidiaries will be required to include material amounts of income, or exclude material items of deduction, in a taxable period (or portion thereof) beginning after the Closing Date as a result of (1) a change in method of accounting occurring prior to the Closing Date, (2) an installment sale or open transaction occurring prior to the Closing Date, (3) a prepaid amount received outside the ordinary course of business prior to the Closing Date, (4) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law) executed prior to the Closing Date or (5) an election under Section 108(i) of the Code;

(x) there are no private letter rulings that have been entered into or issued by any Governmental Entity with respect to the Company or any of its Subsidiaries that will be binding on the Company or any of its Subsidiaries with respect to any taxable period (or portion thereof) beginning after the Closing Date; and

(xi) neither the Company nor any of its Subsidiaries has been a party to a transaction that constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable U.S. Treasury Regulations thereunder (or any similar provision of state, local or foreign Tax Law).

As used in this Agreement: (i) the term “Taxes” (and, with correlative meaning, the term “Tax”) means all taxes, imposts, levies or other like assessments or charges in the nature of a tax imposed by any Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts, and (ii) the term “Tax Returns” (and, with correlative meaning, the term “Tax Return”) means any returns (including information returns), declarations, statements, reports, elections, disclosures, schedules or forms relating to Taxes (including any amendments and attachments thereto) required to be filed with any Governmental Entity.

(o) Labor Matters.

(i) None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, Pine LP, is a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union or labor organization, and no such collective bargaining agreement or other Contract covers any employee or other service provider of the Company, its Subsidiaries or, to the Knowledge of the Company, Pine LP. To the Knowledge of the Company, there are no pending or threatened activities or proceedings of any labor union to organize any employees of the Company, any of its Subsidiaries or Pine LP.

(ii) Except as would not be, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect, during the one year period prior to the date of this Agreement, there has not been any pending or, to the Knowledge of the Company, threatened strike, lockout, slowdown or work stoppage.

(iii) Except as would not be, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect, since December 31, 2018, each of the Company, its Subsidiaries and, to the Knowledge of the Company, Pine LP, has been in compliance with all applicable Laws relating to employment and employment practices, including Laws relating to terms and conditions of employment, overtime wages and hours, collective bargaining, unfair labor practices, reductions in force, equal employment opportunities, employment discrimination, harassment, civil rights, safety and health, disability, immigration, background checks, paid or unpaid leave, social security governmental pension plans and the proper classification of service providers.

(iv) Section 4.2(o)(iv) of the Company Disclosure Letter sets forth, as of the date of this Agreement, all material (1) claims pending or, to the Knowledge of the Company, threatened by or with respect to any current or former employee or independent contractor of the Company, any of its Subsidiaries or, to the Knowledge of the Company, Pine LP against the Company, any of its Subsidiaries or Pine LP, including any suits, actions, proceedings, or, to the Knowledge of the Company, investigations, whether at law or in equity, before or by a Governmental Entity or before any arbitrator and (2) judgments, decrees, injunctions, rules or orders of any Governmental Entity or arbitrator in effect or binding as to the Company, any of its Subsidiaries or, to the Knowledge of the Company, Pine LP, that, in each case of clauses (i) and (ii), relates to the current or prior employment of any employee or independent contractor of the Company, any of its Subsidiaries or Pine LP with respect to a violation of any employment Laws or discriminatory conduct.

(v) No material audit by a Governmental Entity is being conducted, or to the Knowledge of the Company, is pending in respect of any foreign workers.

(p) Intellectual Property and Information Technology.

(i) Except as would not be, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect, the Company and each of its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use, all registered and unregistered trademarks, trade names, service marks, service names, logos, trade dress, assumed names, source identifiers, Internet domain names, registered and unregistered copyrights (including copyrights in software), patents and patent applications, trade secrets, know-how, designs, techniques, methods, processes, business and technical data, including any applications, registrations, renewals, reissues, divisions, continuations, continuations-in-part, extensions and supplementary registrations for any of the foregoing, and the goodwill associated with any of the foregoing (collectively, “Intellectual Property”) used in any of their respective businesses as currently conducted. Except as would not be, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect: (i) the Company or a Subsidiary of the Company exclusively owns, free of all Liens and exclusive licenses, all Intellectual Property it owns or purports to own (“Owned Intellectual Property”), (ii) the Owned Intellectual Property is subsisting, and, to the Knowledge of the Company, valid and enforceable, (iii) there is no pending or, to the Knowledge of the Company, threatened claim by any Person alleging infringement, misappropriation or other violation by the Company or any of its Subsidiaries for their use of the Intellectual Property of such Person, (iv) to the Knowledge of the Company, since December 31, 2018, the conduct of the businesses of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property of any Person, (v) neither the Company nor any of its Subsidiaries has brought any claim against any Person regarding the infringement, misappropriation or other violation of any Owned Intellectual Property, (vi) to the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Owned Intellectual Property, (vii) the Company and its Subsidiaries have taken commercially reasonable steps to protect and maintain the confidentiality of the trade secrets and confidential information used in the conduct of any of their respective businesses and (viii) to the extent any employees, independent contractors, consultants and service providers of the Company or any of its Subsidiaries have created or developed any Intellectual Property for or on behalf of the Company or any of its Subsidiaries, the Company or such Subsidiaries own such Intellectual Property.

(ii) Except as would not be, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect: (i) the computers, software, servers, phones, equipment, networks, all other information technology equipment and elements, all data contained in any of the foregoing and all documentation associated with any of the foregoing (collectively, the “IT Assets”) owned by or otherwise used in the businesses of the Company or any of its Subsidiaries operate and perform in all material respects in accordance with their documentation and functional specifications and (ii) the Company and each of its Subsidiaries have implemented reasonable backup, security and disaster recovery technology consistent with industry practices, and have taken reasonable steps in accordance with industry standards to secure such IT Assets from unauthorized access, disclosure or use by any Person, and, to the Knowledge of the Company, there have been no material breaches, interruptions or violations of the same.

(q) Insurance. All material insurance policies maintained by the Company or any of its Subsidiaries (“Company Insurance Policies”) provide coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets in such amounts and with such deductibles, as are commercially reasonable. Each Company Insurance Policy is in full force and effect and all premiums due with respect to all Company Insurance Policies have been paid, with such exceptions that would not be, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect. To the Knowledge of the Company, neither the Company nor any of the Company Material Subsidiaries has received, as of the date of this Agreement, written notice of any pending or threatened cancellation with respect to any Company Insurance Policy. The Company and each of the Company Material Subsidiaries is in compliance with all conditions contained in the Company Insurance Policies, except where the failure to so comply would not be, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(r) Opinion of Financial Advisor. The Company Special Committee has received the opinion of its financial advisor, Evercore Group L.L.C., to the effect that, as of the date of such opinion, and subject to the various limitations, assumptions, factors and matters set forth therein, the Merger Consideration to be received by the holders of shares of Company Common Stock (other than holders of Excluded Shares) pursuant to this Agreement is fair from a financial point of view to such holders.

(s) Brokers, Finders and Other Advisors. Other than with respect to Evercore Group L.L.C. and Goldman, Sachs & Co. LLC, neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated by this Agreement.

(t) Anti-Corruption.

(i) None of the Company and its Subsidiaries, or, to the Knowledge of the Company, any of their respective officers, directors, employees or agents has, since December 31, 2017, taken any action in material violation of any applicable Anti-Corruption Laws or Trade Controls Laws.

(ii) None of the Company and its Subsidiaries, or, to the Knowledge of the Company, any of their respective officers, directors, employees or agents has, since December 31, 2017, directly or indirectly, made or authorized any offer, gift, payment or promise of, any money or anything else of value, or provided any benefit to any Government Official for the purposes of improperly (A) influencing any act or decision of such Government Official in his official capacity, (B) inducing such Government Official to do or omit to do any act in violation of the lawful duty of such Government Official, (C) securing any improper advantage or (D) inducing such Government Official to use his or her influence with another Government Official, in order to obtain or retain business or direct any business to the Company or its Subsidiaries.

(iii) The Company and its Subsidiaries have instituted, maintained and enforced policies and procedures designed to promote and reasonably ensure compliance with all applicable Anti-Corruption Laws, including the FCPA.

As used in this Agreement: (i) “Anti-Corruption Laws” means the FCPA, the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Organization for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation, and any anti-bribery or anti-corruption related provisions in criminal and anti-competition Laws and/or anti-bribery, anti-corruption and/or anti-money laundering Laws of any jurisdiction in which the Company or any of its Subsidiaries operates; (ii) “FCPA” means the U.S. Foreign Corrupt Practices Act (15 U.S.C. § 78 dd-1 et seq.); (iii) “Government Official” means (a) any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (b) any political party or party official or candidate for political office or (c) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any Person described in the foregoing clause (a) or (b) of this definition; and (iv) “Trade Controls Laws” means any applicable statutes, rules, regulations, orders, ordinances, codes, directives or other Laws administered by an agency of the U.S. government, or by a non-U.S. government (except to the extent inconsistent with U.S. law), related to export controls and economic sanctions, including the Export Administration Act of 1979, as amended (50 U.S.C. App. §§ 2401-2420), the Export Administration Regulations (15 C.F.R. Part 730 et seq.), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701-1707), regulations and restrictions administered by the U.S. Department of the Treasury, Office of Foreign Assets Control (31 C.F.R. Part 500 et seq.), and Executive Orders of the President of the United States regarding restrictions on trade with designated countries and Persons.

(u) Collateral Benefits. To the Knowledge of the Company, no related party of the Company (within the meaning of MI 61-101), together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Company Common Stock, except for related parties who will not receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

(v) Information Supplied. The information supplied or to be supplied by or on behalf of the Company to be contained in, or incorporated by reference in, the Proxy Statement, including any amendments or supplements thereto and any other document incorporated or referenced therein, will not, on the date on which the Proxy Statement is first mailed to stockholders of the Company or at the time of the Company Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Proxy Statement that were supplied by or on behalf of Parent or Merger Sub or their respective Affiliates for use therein.

(w) No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Section 4.2, none of the Company or any of its Affiliates nor any other Person on behalf of any of them makes or has made any express or implied representation or warranty with respect to the Company, its Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to Parent, Merger Sub or their respective Representatives or Affiliates in connection with the transactions contemplated by this Agreement, including the accuracy or completeness thereof.

Section 4.3 Representations and Warranties of Parent and Merger Sub. Except as set forth in the Parent Disclosure Letter (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on the face of such disclosure), Parent and Merger Sub hereby represent and warrant to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except (other than with respect to Parent’s or Merger Sub’s due organization and valid existence) as would not be, individually or in the aggregate, reasonably expected to have a Parent Material Adverse Effect. Each of Parent’s Subsidiaries is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, and each of Parent and Merger Sub is duly qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, has not had and would not be, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect. Parent has made available to the Company complete and correct copies of the certificates of incorporation and by-laws or comparable governing documents of Parent and Merger Sub, each as amended to the date of this Agreement, and each as so delivered is in full force and effect as of the date of this Agreement, except such failures to be in full force and effect as would not be, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect.

(b) Capital Structure.

(i) The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.001 per share. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub has no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any security of Merger Sub.

(ii) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement.

(iii) No shares of Company Common Stock or other securities that are convertible, exchangeable or exercisable into Company Common Stock are owned (directly or indirectly, beneficially or of record), or controlled or directed, by Parent, Merger Sub or any of Parent’s other Subsidiaries. None of Parent, Merger Sub or any of Parent’s other Subsidiaries holds any rights to acquire or vote any shares of Company Common Stock except pursuant to this Agreement. None of Parent, Merger Sub or any of Parent’s other Subsidiaries is a “related party” of the Company (as defined under MI 61-101).

(c) Corporate Authority; Approval.

(i) Parent has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement, perform its obligations under this Agreement and consummate the Merger and the other transactions contemplated by this Agreement. No other corporate proceeding on the part of Parent is necessary to approve or adopt this Agreement or to consummate the transactions contemplated hereby (except for filing the appropriate merger documents as required by Delaware Law). Subject to the Bankruptcy and Equity Exception, this Agreement has been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery by each other party hereto (except for Parent), constitutes a legal, valid and binding agreement of Parent enforceable against Parent in accordance with its terms.

(ii) Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement, perform its obligations under this Agreement and consummate the Merger. The execution and delivery of this Agreement, and performance of Merger Sub’s obligations under this Agreement and consummation of the Merger have been duly and validly approved by the board of directors of Merger Sub. The board of directors of Merger Sub has determined that the Merger is fair to, and in the best interests of, Merger Sub and its sole stockholder, and approved and declared advisable this Agreement and the Merger and the other transactions contemplated by this Agreement. Parent, as sole stockholder of Merger Sub, has approved and adopted this Agreement, the Merger and the transactions contemplated by this Agreement. No other corporate proceeding on the part of Merger Sub is necessary to approve or adopt this Agreement or to consummate the transactions contemplated hereby (except for filing the appropriate merger documents as required by Delaware Law). Subject to the Bankruptcy and Equity Exception, this Agreement has been duly executed and delivered by Merger Sub and, assuming the due authorization, execution and delivery by each other party hereto (except for Merger Sub), constitutes a legal, valid and binding agreement of Merger Sub enforceable against Merger Sub in accordance with its terms.

(d) Governmental Filings and Approvals; No Violations; Certain Contracts.

(i) Other than filings, approvals and/or notices (A) pursuant to Section 1.3, (B) under the Exchange Act, (C) in connection with regulatory approvals set forth under Section 8.1(b) of the Parent Disclosure Letter, and (D) under applicable NASDAQ and TSX rules, assuming the truth and accuracy of the representations and warranties of the Company in Section 4.2, no notices, reports or other filings are required to be made by Parent with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation of the Merger and the other transactions contemplated by this Agreement, except those of which the failure to make or obtain would not be, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation of the Merger.

(ii) The execution, delivery and performance by Parent and Merger Sub of this Agreement do not and the consummation of the Merger and the other transactions contemplated by this Agreement will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of Parent or the comparable governing documents of Merger Sub, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default or loss of a benefit under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of Parent or Merger Sub pursuant to any Contract binding upon Parent or Merger Sub, or (C) assuming compliance with the matters referred to in Section 4.3(d)(i), a violation of any Laws to which Parent or Merger Sub or any of their respective properties or assets is subject, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, loss, creation, acceleration or change that would not be, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation of the Merger and the other transactions contemplated by this Agreement.

(e) Litigation. Other than as would not be, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation of the Merger and the other transactions contemplated by this Agreement, (A) there are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, or any of their respective properties or assets, and (B) neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity specifically imposed upon Parent or any of its Subsidiaries, or any of their respective properties or assets.

(f) Sufficient Funds. Parent and Merger Sub will have available to them at the Effective Time sufficient funds to perform all of their respective obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement, including payment in full of the Merger Consideration and the amounts payable in connection with Section 3.3 and to pay all associated fees, costs and expenses. Parent’s and Merger Sub’s obligations under this Agreement are not subject to any conditions regarding Parent’s, Merger Sub’s or any other Person’s ability to obtain financing for the consummation of the Merger or the other transactions contemplated by this Agreement.

(g) Financing Commitments.

(i) Parent has delivered to the Company a true and complete copy of (i) the executed debt financing commitment letter with the Debt Financing Sources party thereto and any fee letters with the Debt Financing Sources party thereto associated therewith; provided that provisions in the fee letter have been redacted with respect to fees, other economic terms and “market flex” items in a customary manner; provided, further, that none of such redacted provisions impose or permit additional conditions (or the expansion of any existing conditions) on the availability of the Debt Financing at the Closing (such commitment letter, including all exhibits, schedules, annexes and amendments thereto and each such fee letter, collectively, the “Debt Commitment Letter”), pursuant to which the Debt Financing Sources party thereto have agreed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for the transactions contemplated by this Agreement (the “Debt Financing”). Parent has also delivered to the Company a true, correct and complete copy of the executed equity commitment letter (including all exhibits, schedules, annexes and amendments to such letter in effect as of the date hereof) from Canada Pension Plan Investment Board (the “Equity Investor”) (the “Equity Commitment” and together with the Debt Commitment Letter, the “Financing Commitments”), pursuant to which the Equity Investor has agreed, subject to the terms and conditions set forth therein, to invest the cash amount set forth therein for the transactions contemplated by this Agreement (the “Equity Financing”, and, together with the Debt Financing, the “Financing”). None of the Financing Commitments has been amended or modified, no such amendment or modification is contemplated and the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. Except for the fee letters referred to above and customary engagement letters and fee credit letters with respect to the Debt Financing (none of which reduces the amount of the Debt Financing below the Required Amounts (as defined below) (after taking into account the amount of the Equity Financing) or adversely affects the conditionality, enforceability, termination or availability of the Debt Financing), as of the date hereof, there are no side letters or contracts or other arrangements to which Parent or Merger Sub is a party that impose conditions to, affect the availability of or modify, amend or expand the conditions to the funding of the Financing or the transactions contemplated hereby other than as expressly set forth in the Financing Commitments delivered to the Company prior to the date hereof. As of the date hereof, Parent has fully paid any and all commitment or other fees in connection with the Financing Commitments that are payable on or prior to the date hereof and Parent will continue to pay in full any such amounts required to be paid as and when they become due and payable on or prior to the Closing Date. Assuming the Financing is consummated in accordance with the terms of the Financing Commitments and the satisfaction of the conditions set forth in Article VIII, the aggregate proceeds to be disbursed to Parent or Merger Sub pursuant to the Financing Commitments will be sufficient for the Parent and Merger Sub to consummate the transactions contemplated by this Agreement on the terms and subject to the conditions set forth herein and to pay all related fees and expenses associated therewith incurred or otherwise payable by Parent (collectively, the “Required Amounts”). For purposes of this Agreement, “Debt Financing Sources” means the entities that have committed to provide the Debt Financing or any replacement financing or other debt financings in connection with the transactions contemplated hereby (including the parties to the Debt Commitment Letter and any agreements or credit agreements related thereto) or who have otherwise entered into agreements in connection with the foregoing (including, without limitation, each arranger and agent) and their respective Affiliates and such entities’ and their respective Affiliates’ Representatives involved in the Debt Financing or any replacement financing or other debt financing in connection with the transactions contemplated hereby and their successors and permitted assigns.

(ii) As of the date of this Agreement, the Financing Commitments are in full force and effect and are the legal, valid and binding obligation of Parent or Merger Sub and, to the knowledge of Parent, the other parties thereto, enforceable against such parties in accordance with their terms, except as enforceability is subject to the Enforceability Exceptions. Assuming that the conditions set forth in Article VIII are satisfied at the Closing, as of the date of this Agreement, no event has occurred that (with or without notice, lapse of time, or both) would reasonably be expected to constitute a breach or default under the Financing Commitments by Parent or Merger Sub. As of the date of this Agreement, Parent has no knowledge of any facts or circumstances that are reasonably likely to result in (i) any of the conditions set forth in the Financing Commitments not being satisfied on a timely basis or (ii) the Financing not being made available to Parent on a timely basis in order to consummate the transactions contemplated by this Agreement. As of the date of this Agreement, none of the Financing Commitments have been amended or modified and the respective commitments contained in the Financing Commitments have not been withdrawn, modified or rescinded in any respect.

(h) Absence of Arrangements with Management. Except as set forth on Section 4.3(h) of the Parent Disclosure Letter and this Agreement, there are no agreements, arrangements or understandings between Parent or Merger Sub or any of their respective Affiliates, on the one hand, and any member of the Company’s management or the Company Board, on the other hand, relating to the transactions expressly contemplated by this Agreement or the operations of the Company after the Effective Time (including relating to the compensation arrangements of any such member of the Company’s management or the Company Board).

(i) Ownership or Control of Company Securities. Parent together with its Affiliates has beneficial ownership of, or control or direction over, directly or indirectly, securities of the Company carrying less than ten per cent (10%) of the voting rights attached to all of the Company’s outstanding voting securities.

(j) Brokers, Finders and Other Advisors. Other than with respect to Merrill Lynch Canada, Inc., which Parent has employed as financial advisors, neither Parent nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated by this Agreement.

(k) Information Supplied. The information supplied or to be supplied by or on behalf of Parent or Merger Sub or their respective Affiliates, to be contained in, or incorporated by reference in, the Proxy Statement to be filed by the Company with the SEC, including any amendments or supplements thereto and any other document incorporated or referenced therein, will not, on the date on which the Proxy Statement is first mailed to stockholders of the Company or at the time of the Company Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Proxy Statement that were not supplied by or on behalf of Parent or Merger Sub or their respective Affiliates for use therein.

(l) No Other Representations or Warranties; Independent Investigation.

(i) Except for the representations and warranties expressly set forth in this Section 4.3, none of the Parent, Merger Sub or any of their respective Affiliates nor any other Person on behalf of any of them makes or has made any express or implied representation or warranty with respect to Parent, Merger Sub or any of Parent’s other Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to the Company or its Representatives or Affiliates in connection with the transactions contemplated by this Agreement, including the accuracy or completeness thereof.

(ii) Parent and Merger Sub acknowledge and agree (A) that, except for the specific representations and warranties of the Company contained in Section 4.2 (which to the extent provided for in this Agreement include and are subject to the Company Disclosure Letter and the Company’s filings with the SEC and the Canadian Securities Authorities as set forth in the first sentence of Section 4.2), none of the Company, its Subsidiaries or Affiliates and their respective stockholders, controlling persons and Representatives makes or has made (and Parent and Merger Sub have not relied on) any representation or warranty, either express or implied, written or oral, with respect to the Company or its Subsidiaries or Affiliates and their business, operations, technology, assets, liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics, or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided (including in any management presentations, information or descriptive memorandum, certain “data rooms” maintained by the Company, supplemental information or other materials or information with respect to any of the above) or otherwise made available to Parent, Merger Sub or any of their respective Affiliates, stockholders or Representatives, and (B) that, to the fullest extent permitted by applicable Law, none of the Company, its Affiliates or Subsidiaries, stockholders or Representatives shall have any liability or responsibility whatsoever to Parent or Merger Sub, their Affiliates or their Subsidiaries, stockholders or Representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to Parent, Merger Sub, their respective Affiliates or any of their respective Subsidiaries, stockholders or Representatives, except as and only to the extent expressly set forth in this Agreement. Neither Parent nor Merger Sub has relied on any fairness opinion issued by the Company Special Committee’s financial advisor in respect of the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS OF THE COMPANY

Section 5.1 Interim Operations of the Company.

(a) The Company covenants that, from the date of this Agreement and prior to the Effective Time (unless Parent shall otherwise approve in writing (such approval not to be unreasonably withheld, delayed or conditioned)), and except (1) as set forth on Section 5.1(a) of the Company Disclosure Letter or (2) as otherwise expressly permitted or contemplated by this Agreement or as required by applicable Laws, the Company shall conduct the business of it and its Subsidiaries (solely to the extent that the Company controls or has the right to control such Subsidiaries’ operations) in all material respects in the ordinary course of business and, to the extent consistent with the foregoing, it and its Subsidiaries (solely to the extent that the Company controls or has the right to control such Subsidiaries’ operations) shall use their respective commercially reasonable efforts to preserve their business organizations substantially intact and maintain existing or satisfactory relations with Governmental Entities and customers, suppliers, service providers, creditors, tax equity partners and lessors having significant business dealings with them, and keep available the services of its and its Subsidiaries’ key employees;

provided, however, that no action taken by the Company or its Subsidiaries (solely to the extent that the Company controls or has the right to control such Subsidiaries’ operations) with respect to any matter specifically addressed by any of clauses (i) through (xix) of this Section 5.1(a) shall be deemed a breach of this sentence unless such action would constitute a breach of such other clause. Without limiting the generality of, and in furtherance of, the foregoing, from the date of this Agreement until the Effective Time, except (A) as otherwise expressly permitted by this Agreement or as required by applicable Laws or any Governmental Entity with jurisdiction over the Company and its Subsidiaries (solely to the extent that the Company controls or has the right to control such Subsidiaries’ operations), (B) as Parent may approve in writing (such approval not to be unreasonably withheld, delayed or conditioned) or (C) as set forth in Section 5.1(a) of the Company Disclosure Letter, the Company shall not and shall not permit its Subsidiaries (solely to the extent that the Company controls or has the right to control such Subsidiaries’ operations), to:

(i) (1) adopt any change in the certificate of incorporation or by-laws of the Company, or (2) adopt any change (other than ministerial or administrative changes that are not adverse to the interests of Parent) in the certificate of incorporation or by-laws or other applicable governing instruments of the Company’s Subsidiaries ;

(ii) (1) merge or consolidate the Company or any of its Subsidiaries with any other Person, or restructure, reorganize or completely or partially liquidate the Company or any of its Subsidiaries, except for any such transactions among Wholly Owned Company Subsidiaries, or (2) commence or file any petition seeking (x) liquidation, reorganization or other relief under any U.S. Federal, U.S. state or other bankruptcy, insolvency, receivership or similar Laws or (y) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official;

(iii) make any acquisition of (whether by merger, consolidation, acquisition of stock or assets or otherwise), or make any investment in, assets, securities, properties, operations or projects, in each case, other than (1) acquisitions pursuant to Contracts in effect as of the date of this Agreement (true and correct copies of which have been made available to Parent), (2) capital expenditures associated with a specific project or (3) acquisitions that are set forth on Section 5.1(a)(iii) of the Company Disclosure Letter;

(iv) (1) issue, sell, pledge, grant, transfer or encumber or otherwise dispose of or redeem, repurchase or otherwise acquire any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or hybrid securities, profits interests, stock appreciation rights, phantom stock or securities convertible into or exchangeable for, or subscriptions, options, warrants, calls, agreements, arrangements, undertakings, commitments or other rights of any kind to acquire, any shares of capital stock of the Company or any of its Subsidiaries (other than (A) the issuance of shares or interests (which include limited liability company and similar interests) by a Wholly Owned Company Subsidiary or an entity associated with a specific project to the Company or another Wholly Owned Company Subsidiary or entity associated with a specific project, (B) the issuance of shares in respect of Company RSUs or Company Common Stock Options outstanding as of the date of this Agreement in accordance with their terms and the terms of the Company Stock Plan as in effect on the date of this Agreement, (C) the acquisition by the Company of shares in connection with the surrender of shares by holders of Company Common Stock Options outstanding as of the date of this Agreement in order to pay the exercise price thereof in accordance with their terms and the Company Stock Plan as in effect on the date of this Agreement or in connection with the forfeiture of any Company Equity Award, (D) the withholding of shares to satisfy Tax obligations with respect to Company Equity Awards outstanding as of the date of this Agreement in accordance with their terms and the Company Stock Plan as in effect on the date of this Agreement) and (E) the issuance of Company Equity Awards as permitted by Section 5.1(a)(xvii) or as dividend equivalents in accordance with the applicable Company Equity Award and, in each case, the actions described in clauses (B), (C) and (D) with respect to such Company Equity Awards or (2) take any action that would result in any adjustment under Section 3.1(e);

(v) make any loans, advances or capital contributions to or investments in any Person (other than among the Company, any Wholly Owned Company Subsidiary or any entity associated with a specific project or among the Wholly Owned Company Subsidiaries and/or any entities associated with specific projects);

(vi) (1) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity securities, except for (A) regular quarterly cash dividends on Company Common Stock in an amount not exceeding $0.422 per share of Company Common Stock, (B) dividends paid by any direct or indirect Subsidiary to the Company (or any other direct or indirect Subsidiary of the Company) and the other equity holders of such Subsidiary, in each case on a pro rata basis in accordance with such Subsidiary’s certificate of incorporation or by-laws or other applicable governing instruments and in the ordinary course consistent with past practice of the Company, (C) dividends paid to tax equity investors in accordance with capital contribution or investment agreements or organizational documents (in each case, true and correct copies of which have been made available to Parent) or (D) cash dividends paid in accordance with the terms of the Certificate of Designations of Rights and Preferences of the Company Preferred Stock, or (2) enter into any agreement with respect to the voting of its capital stock or other equity securities;

(vii) except for (A) transactions among the Company, any Wholly Owned Company Subsidiary or any entity associated with a specific project or among the Wholly Owned Company Subsidiaries and/or any entities associated with a specific project to the extent all partners are treated equally or (B) pursuant to Contracts in effect as of the date of this Agreement (copies of which have been made available to Parent), reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire any of its capital stock (or other equity securities) or securities convertible or exchangeable into or exercisable for any shares of its capital stock (or other equity securities) (other than as set forth in Section 5.1(a)(iv));

(viii) incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantee such indebtedness of another Person (other than a Wholly Owned Company Subsidiary), other than (x) non-recourse project-based financings obtained in the ordinary course of business consistent with past practice or (y) under existing credit facilities or Contracts for indebtedness in effect as of the date hereof;

(ix) except (1) in accordance with the Company’s capital expenditure plan as described in the financial model (a copy of which financial model has been made available to Parent), (2) any additional capital expenditures not to exceed $10,000,000 in the aggregate during any calendar quarter, or (3) expenditures related to operational emergencies, equipment failures or outages make or authorize any capital expenditures;

(x) make any material changes with respect to financial accounting methods, principles, policies, practices or procedures, except as required by GAAP;

(xi) other than with respect to transaction litigation, which is addressed in Section 5.5, settle any litigation, claim or other pending or threatened proceeding by or before a Governmental Entity involving the Company or any of its Subsidiaries if such settlement (A) with respect to the payment of monetary damages, involves the payment of monetary damages that exceed $20,000,000 individually or $50,000,000 in the aggregate during any calendar year, net of any amount covered by insurance or third-party indemnification, or (B) with respect to any non-monetary terms or conditions therein, imposes or requires actions that would or would be reasonably likely to have a material effect on the continuing operations of the Company or any of its Subsidiaries (or Parent or any of its Subsidiaries after the Closing);

(xii) (A) make, materially change or revoke any material Tax election of the Company or any of its Subsidiaries, (B) settle or compromise any audit or proceeding relating to a material amount of Taxes of the Company or any of its Subsidiaries, (C) surrender any right to claim a Tax refund of the Company or any of its Subsidiaries for a material amount of Taxes, (D) agree to an extension or waiver of the statute of limitations period with respect to the assessment or determination of a Tax matter of the Company or any of its Subsidiaries for a material amount of Taxes (other than pursuant to an extension of time to file Tax Returns obtained in the ordinary course of business), (E) materially amend any U.S. federal income or other material Tax Return of the Company or any of its Subsidiaries, (F) make any change in any material Tax accounting method or (G) enter into any closing agreement relating to a material amount of Taxes of the Company or any of its Subsidiaries;

(xiii) except as such action would not result in a material adverse effect on the Company or a project, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, licenses, operations, rights, product lines or businesses of the Company, its Subsidiaries or entities associated with a specific project;

(xiv) except as may be required by applicable Laws, become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(xv) other than in the ordinary course of business, including normal vendor renewals, extensions or replacements, and other than would not have a material effect on the Company (A) (1) modify or amend in any material respect, (2) terminate, fail to renew on no less favorable terms or cancel or (3) waive, release or assign any material rights or claims with respect to, any Material Company Contract or (B) enter into any Contract that, if entered into prior to the date of this Agreement, would qualify as a Material Company Contract under any of clauses (A) through (J) of Section 4.2(j)(i);

(xvi) enter into any new line of business other than any line of business that is reasonably ancillary to any line of business as of the date of this Agreement;

(xvii) except as may be required by applicable Laws or pursuant to the terms of any Company Plan in effect on the date of this Agreement or as set forth in Section 5.1(a)(xvii) of the Company Disclosure Letter, (A) establish, adopt, terminate or amend any material Company Plan; (B) grant to any director or employee with a position at the Company classified as “Grade Level 17” or higher with total annual target compensation equal to or greater than $400,000 any increase in base salary, wages, bonuses, incentive compensation or severance, retention or other material employee benefits; (C) grant to any director or employee with a position at the Company classified as “Grade Level 17” or higher with total annual target compensation equal to or greater than $400,000 any equity-based awards (whether under the Company Stock Plan or otherwise); (D) accelerate the time of payment for, or vesting of, any compensation or benefits; (E) change any actuarial or other assumption used to calculate funding obligations or liabilities under any Company Plan; (F) other than with respect to any entity associated with a specific project in a manner that does not materially increase compensation costs, promote any employee who is an officer to a position more senior than such employee’s position as of the date of this Agreement; (G) hire or terminate without cause any officer, employee, independent contractors or consultant, other than in the ordinary course of business with respect to any such person who has or will have total annual target compensation of less than $400,000; or (H) forgive any loans, or issue any loans, to directors, officers, contractors or employees of the Company or any of its Subsidiaries;

(xviii) materially and detrimentally change its environmental policies or practices; or

(xix) agree, authorize or commit to do any of the foregoing.

(b) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.2 No Solicitation or Negotiation by the Company.

(a) The Company agrees that, except as expressly permitted by this Section 5.2, neither it nor any of its Subsidiaries nor any of the officers, directors and employees of it or its Subsidiaries shall, and that it shall instruct and direct its and its Subsidiaries’ Representatives not to, directly or indirectly:

(i) solicit, initiate, knowingly encourage, induce or facilitate any inquiries or the making of any indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal (as defined below);

(ii) engage in, continue or otherwise participate in any discussions with any Person (other than the Company’s Representatives) or negotiations regarding, or provide any non-public information or data to any Person relating to, or cooperate in any way with, any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal;

(iii) except as required by Laws, waive, terminate, modify or release any Person (other than Parent and its Affiliates) from any provision of, or fail to enforce or grant any permission, waiver or request under, any confidentiality or “standstill” or similar agreement or obligation with respect to the Company or a Subsidiary of the Company; provided, however, that the Company shall not be required to take, or be prohibited from taking, any action otherwise required or prohibited under this sub-clause (iii) if the Company Board, the Company Special Committee or any other duly authorized committee of the Company Board, as applicable, determines in good faith, after consultation with its outside legal counsel, that such action or inaction could reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Laws; or

(iv) execute or enter into any letter of intent, agreement in principle, term sheet, memorandum of understanding, merger agreement, acquisition agreement or other similar agreement (other than an Acceptable Company Confidentiality Agreement) relating to a Company Acquisition Proposal (an “Alternative Company Acquisition Agreement”).

(b) Notwithstanding Section 5.2(a), during the period commencing on the date of this Agreement and ending 35 days after the date of this Agreement (the “Solicitation Period End Time”), the Company and its Representatives may (A) take any action described in clauses (i) through (iv) of Section 5.2(a)); and (B) provide information with respect to the Company and its Subsidiaries in response to a request therefor if the Company has received or receives from such requesting Person an executed confidentiality agreement on terms (including standstill restrictions) that are not less restrictive to the other party than those contained in the

Confidentiality Agreement (as defined below), it being understood that such confidentiality agreement need not prohibit the making, or amendment, of a confidential Company Acquisition Proposal and shall not include any term that would prevent the Company from complying with its obligations under this Agreement (any confidentiality agreement satisfying the criteria of this clause (B) being referred to as an “Acceptable Company Confidentiality Agreement”), and promptly discloses (and, if applicable, provides copies of) any such information to Parent to the extent not previously disclosed or provided.

(c) Notwithstanding Section 5.2(a), from the Solicitation Period End Time and prior to the time, but not after, the Requisite Company Approval(s) is (or are) obtained, the Company and its Representatives may (A) provide information with respect to the Company and its Subsidiaries in response to a request therefor by a Person who has made a bona fide written Company Acquisition Proposal that was not solicited by the Company and did not otherwise result from a material breach of this Section 5.2, to such Person if the Company has received or receives from such Person an executed Acceptable Company Confidentiality Agreement, and promptly discloses (and, if applicable, provides copies of) any such information to Parent to the extent not previously disclosed or provided; and (B) engage or participate in any discussions or negotiations with any Person who has made such a bona fide written Company Acquisition Proposal; if and only to the extent that, (x) prior to taking any action described in clause (A) or (B) above, the Company Board, the Company Special Committee or any other duly authorized committee of the Company Board, as applicable, determines in good faith after consultation with its outside legal counsel that failure to take such action could reasonably be expected to be inconsistent with such directors’ fiduciary duties under applicable Laws and (y) in each such case referred to in clause (A) or (B) above, the Company Board, the Company Special Committee or any other duly authorized committee of the Company Board, as applicable, has determined in good faith based on the information then available and after consultation with its outside legal counsel and financial advisor (as applicable) that such Company Acquisition Proposal either constitutes a Superior Company Proposal or is reasonably likely to result in a Superior Company Proposal.

(d) Certain Definitions. For purposes of this Agreement:

“Company Acquisition Proposal” means any proposal or offer from any Person or group (other than Parent and its Subsidiaries) relating to any (i) merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries or (ii) direct or indirect acquisition by any Person or “group” (as defined in the Exchange Act) resulting in any Person or “group” (as defined in the Exchange Act) becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of 15% or more of the total voting power or of any class of equity securities of the Company, Pattern US Operations Holdings LLC or Pattern Canada Operations Holdings ULC, or of assets representing 15% or more of the net revenues, consolidated total assets (including equity securities of its Subsidiaries), cash available for distributions or earnings before interest, Tax, depreciation and amortization of the Company and its Subsidiaries, taken as a whole, or the Company issuing equity securities of the Company in one or a series of related transactions pursuant to which the outstanding equity securities of the Company immediately preceding such transaction or transactions do not represent 85% or more of the total voting power of the surviving or resulting entity of such transaction, in each case other than the Merger.

“Superior Company Proposal” means a bona fide Company Acquisition Proposal in writing (for purposes of this definition, replacing all references in the definition of “Company Acquisition Proposal” to “15% or more” with “more than 40%” and all reference to “85%” with “66.67%”) that the Company Board, the Company Special Committee or any other duly authorized committee of the Company Board has determined in its good faith judgment, after consultation with its financial advisors and outside legal counsel, taking into account all legal, financial, financing (including availability thereof), regulatory and other aspects of such Company Acquisition Proposal and the Person making such Company Acquisition Proposal (including risks and timing of consummation, and any changes to the terms of this Agreement committed to by Parent in response to such Company Acquisition Proposal), that such Company Acquisition Proposal is reasonably likely to be consummated on the terms proposed, and would, if consummated, result in a transaction more favorable to the Company and its stockholders from a financial point of view than the transactions contemplated by this Agreement.

(e) No Change in Recommendation or Alternative Company Acquisition Agreement. Except as set forth in Section 5.2(f), the Company Board and each committee of the Company Board shall not, and shall not agree or resolve to:

(i) (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation, (B) fail to include the Company Recommendation in the proxy statement relating to the Company Meeting to be filed by the Company with the SEC (the “Proxy Statement”), (C) fail to publicly reaffirm the Company Recommendation within ten business days after Parent so requests in writing if a Company Acquisition Proposal is pending (except that Parent shall be entitled to make such a written request for reaffirmation only once for each Company Acquisition Proposal and once for each material amendment to such Company Acquisition Proposal), (D) if a tender offer or exchange offer for shares of capital stock of the Company that constitutes a Company Acquisition Proposal is commenced, fail to recommend (prior to the earlier of the close of business as of (x) two days prior to the Company Meeting and (y) the tenth business day after the commencement of such Company Acquisition Proposal pursuant to Rule 14d-2 under the Exchange Act) against acceptance of such tender offer or exchange offer by the stockholders of the Company (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer), or (E) approve, recommend or otherwise declare advisable or publicly propose to approve, recommend or otherwise declare advisable any Company Acquisition Proposal or make any public announcement inconsistent with the Company Recommendation (any action described in this clause (i), a “Company Recommendation Change”); or

(ii) cause or permit the Company or any of its Subsidiaries to enter into any Alternative Company Acquisition Agreement.

(f) Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Requisite Company Approval(s) is (or are) obtained, the Company Board, the Company Special Committee or any other duly authorized committee of the Company Board may make a Company Recommendation Change (i) following receipt of a Company Acquisition Proposal after the execution of this Agreement that did not result from a material breach of this Section 5.2 and that the Company Board, the Company Special Committee or any other duly authorized committee of the Company Board, as applicable, determines in good faith (after consultation with its financial advisors and outside legal counsel) constitutes or is reasonably likely to constitute a Superior Company Proposal or (ii) solely in response to a material event, development, circumstance, occurrence or change in circumstances or facts occurring after the date hereof, in each case referred to in this clause (ii), (x) other than any changes in the market price or trading volume of the Company Common Stock; provided, however, that the exception in this clause shall not prevent or otherwise affect a Company Recommendation Change in response to any event, development, circumstance, occurrence or change in circumstances or facts that caused or contributed to such change in the market price or trading volume of the Company Common Stock, (y) that is not related to a Company Acquisition Proposal and (z) that was not known to or reasonably foreseeable by the Company Board, the Company Special Committee or any other duly authorized committee of the Company Board, as applicable, as of the date of this Agreement or, if known, the consequences of which were not known or reasonably foreseeable by the Company Board, the Company Special Committee or any other duly authorized committee of the Company Board, as applicable (a “Company Intervening Event”); in each case referred to in clauses (i) and (ii) above, only if the Company Board, the Company Special Committee or any other duly authorized committee of the Company Board, as applicable, determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to take such action could reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Laws; provided, however, that the Company shall not be entitled to exercise its right to make a Company Recommendation Change until after the fifth business day following Parent’s receipt of written notice (a “Company Recommendation Change Notice”) from the Company advising Parent that the Company Board, the Company Special Committee or any other duly authorized committee of the Company Board, as applicable, intends to take such action and specifying the reasons therefor, including in the case of a Superior Company Proposal a copy of the terms and conditions of any Superior Company Proposal that is the basis of the proposed action by the Company Board, the Company Special Committee or any other duly authorized committee of the Company Board (including written proposals or offers or proposed agreements and the identity of the party making such Superior Company Proposal) (it being understood and agreed that any amendment to the financial terms or any other material term of such Company Acquisition Proposal or Superior Company Proposal shall require a new Company Recommendation Change Notice and a new three business day period). In determining whether to make a Company Recommendation Change in response to a Superior Company Proposal or otherwise, the Company Board, the Company Special Committee or any other duly authorized committee of the Company Board shall take into account any changes to the terms of this Agreement committed to by Parent, and if requested by Parent, the Company shall, and shall cause its Representatives to, engage in good faith negotiations with Parent and its Representatives during the applicable notice period regarding any changes to the terms of this Agreement proposed by Parent.

(g) Certain Permitted Disclosure. Nothing contained in this Section 5.2 shall be deemed to prohibit the Company or the Company Board, or any duly authorized committee thereof, from (i) complying with its disclosure obligations under U.S. federal or state Laws with regard to a Company Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to the stockholders of the Company), or (ii) making any “stop-look- and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act; provided, however, that any disclosure of a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to the stockholders of the Company) shall be deemed to be a Company Recommendation Change if it meets the requirements set forth in Section 5.2(e)(i).

(h) Existing Discussions. Except as permitted in accordance with Section 5.2(b), the Company agrees that, immediately following the date hereof, (i) it and its Subsidiaries and its and their officers, directors and employees will, and it will instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to, cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Company Acquisition Proposal (including access to any electronic datarooms) and (ii) it will promptly request of each Person that has heretofore executed a confidentiality agreement in connection with its consideration of a Company Acquisition Proposal to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries in connection with any Company Acquisition Proposal, in accordance with the applicable confidentiality agreement.

(i) Notice. The Company agrees that it will, subject to the terms of any applicable confidentiality agreements, promptly (and, in any event, within two business days) notify Parent if any inquiries, proposals or offers with respect to a Company Acquisition Proposal are received by it or any of its Representatives indicating, in connection with such notice, a copy of the terms and conditions of any proposals, offers or proposed agreements and the identity of the party making such Company Acquisition Proposal and thereafter shall keep Parent reasonably informed, on a prompt basis, of the status and terms of any such proposals or offers (including by furnishing copies of any amendments thereto) and the status of any such discussions or negotiations.

Section 5.3 Access and Reports.

(a) Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent and Merger Sub and their officers and other authorized Representatives (including the Debt Financing Sources and potential Debt Financing Sources and their respective Representatives) reasonable access during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish as promptly as reasonably practicable to Parent and Merger Sub information concerning its business, properties and personnel as may reasonably be requested;

provided, that Parent and Merger Sub and their officers and other authorized Representatives may not conduct or cause to be conducted any intrusive or invasive environmental testing (including the taking of soil, groundwater, surface water, air, or building material samples) at or under the Company Owned Real Property, the Company Leased Real Property or any other property of the Company. Notwithstanding the foregoing, no investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made by any party herein, and the foregoing shall not require the Company or its Subsidiaries to (i) permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would (A) unreasonably disrupt the operations of the Company or any of its Subsidiaries or (B) result in the disclosure of any trade secrets of third parties or violate any obligations of the Company or any of its Subsidiaries with respect to confidentiality if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure or (ii) disclose any privileged information of the Company or any of its Subsidiaries if the Company shall have used reasonable best efforts to allow such disclosure or access to the maximum extent that does not result in a loss of privilege. Parent shall indemnify and hold harmless the Company and its Subsidiaries for any damages, losses, costs or expenses actually incurred by the Company or its Subsidiaries that are directly caused by any negligent act or omission of Parent, Merger Sub or their officers and other authorized Representatives in connection with any such investigation conducted by Parent, Merger Sub or their officers and other authorized Representatives pursuant to this Section 5.3.

(b) All requests for information made pursuant to this Section 5.3 shall be directed to the executive officer or other Person designated by the Company and all such information shall be governed by the terms of the mutual confidentiality agreement, dated as of May 28, 2019, by and among the Company and Canada Pension Plan Investment Board (the “Confidentiality Agreement”).

Section 5.4 Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or any other transaction contemplated hereby, the Company and the Company Board shall each grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate the effects of such statute or regulation on such transactions.

Section 5.5 Transaction Litigation. The Company shall promptly notify Parent in writing of any litigation related to this Agreement or the Merger that is brought against it, its Subsidiaries and/or any of their respective directors and shall keep Parent informed on a reasonably current basis with respect to the status thereof. The Company shall give Parent the opportunity to participate, at Parent’s sole expense and subject to a customary joint defense agreement, in the defense or settlement of any such litigation and the Company shall give reasonable and good faith consideration to Parent’s advice with respect to such litigation. The Company shall not settle any such litigation without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed); provided, however, that the Company may settle any such litigation without Parent’s consent for a reasonable amount, if such settlement is only monetary in nature.

Section 5.6 Rule 16b-3. Prior to the Effective Time, the Company may take such steps as may be reasonably necessary or advisable to cause dispositions of Company Common Stock, Company Equity Awards, and any other Company equity securities (including derivative securities) pursuant to the Merger and the other transactions contemplated by this Agreement by each individual who is a director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.7 Employee Transfer. The Company shall, prior to the Closing, to the extent permitted pursuant to the terms of the Amended and Restated Multilateral Management Services Agreement dated as of June 16, 2017 by and among the Company, Pine LP and Pine 2.0 (the “MMSA”), exercise its right to cause the PEG 1 Employee Reintegration (as defined in the MMSA) and use commercially reasonable efforts to take such reasonable actions required to effect the PEG 1 Employee Reintegration; provided, that the PEG 1 Employee Reintegration shall not occur prior to January 1, 2020; provided, further, that the effectiveness of the PEG 1 Employee Reintegration shall not be a condition to the Closing.

ARTICLE VI

COVENANTS OF PARENT AND MERGER SUB

Section 6.1 Obligations of Merger Sub. Parent shall cause Merger Sub to perform when due its obligations under this Agreement and to consummate the Merger pursuant to the terms and subject to the conditions set forth in this Agreement.

Section 6.2 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Parent agrees that, to the fullest extent that Parent or the Surviving Corporation would be permitted under applicable Laws, Parent will and will cause the Surviving Corporation to indemnify and hold harmless (and to also advance expenses as incurred to the fullest extent that Parent or the Surviving Corporation would be permitted to do so under applicable Laws if the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final judicial decision from which there is no further right to appeal that such Person is not entitled to indemnification) each present and former director and officer of the Company or any of its Subsidiaries (in each case, when acting in such capacity) and each present and former director, officer and employee of the Company or any of its Subsidiaries performing services at the request of the Company or any of its Subsidiaries as a director, officer, employee, partner, member, manager, trustee, fiduciary or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other entity or enterprise, including service with respect to an employee benefit plan, in each case determined as of immediately prior to the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company or any of its Subsidiaries or services performed by such Indemnified Parties at the request of the Company or any of its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including those arising out of or related to (i) the Merger and the other transactions contemplated by this Agreement and (ii) actions to enforce this Section 6.2. The Indemnified Party shall, with the Surviving Corporation’s prior approval (such approval not to be unreasonably withheld, delayed or conditioned), appoint its own counsel for such defense, at the Surviving Corporation’s expense.

(b) Prior to the Effective Time, Parent shall, and, if Parent is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s insurance carrier as of the date hereof with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are substantially equivalent to those in the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that in no event shall Parent be required to pay an annual premium for such D&O Insurance in excess of 300% of the current annual premium paid by the Company for such insurance (the “Maximum Amount”); provided, however, that if such insurance can only be obtained at an annual premium in excess of the Maximum Amount, Parent shall obtain the most advantageous policy of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Amount. If Parent and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are substantially equivalent to those provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are substantially equivalent to those provided in the Company’s existing policies as of the date of this Agreement.

(c) The provisions of this Section 6.2 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(d) The rights of the Indemnified Parties under this Section 6.2 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or by-laws (or other organizational documents) of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the certificate of incorporation or by-laws (or other organizational documents) of the Company or of any Subsidiary of the Company or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries, in each case as in effect on the date of this Agreement, shall survive the Merger or any other transaction contemplated by this Agreement and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

Section 6.3 Employee Matters.

(a) Parent agrees that the employees of the Company and its Subsidiaries at the Effective Time who continue to remain employed with the Company or its Subsidiaries (the “Continuing Employees”) shall, during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, be provided with (i) base salary or base wage and target annual cash bonus opportunities that are no less favorable than the base salary or base wage and target annual cash bonus opportunities provided by the Company and its Subsidiaries to each such Continuing Employee immediately prior to the Effective Time, (ii) severance benefits that are not less favorable than the severance benefits provided to each such Continuing Employee immediately prior to the Effective Time under the Company Plan and (iii) other employee benefits (excluding bonus and incentive opportunities, profits interests, equity and equity-based awards (including such awards and interests granted by Pine 2.0 and Pattern Equity Holdings 2 LLC and their respective Affiliates), defined benefit pension and post-employment health benefits) that are comparable in the aggregate to such other employee benefits provided by the Company and its Subsidiaries to each such Continuing Employee immediately prior to the Effective Time.

(b) To the extent any Continuing Employee participates in any Parent benefit plan, Parent shall (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Subsidiaries to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable Parent benefit plan, as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

(c) If the Effective Time occurs prior to the payment of the bonuses in respect of calendar year 2019 (the “2019 Bonuses”), Parent agrees to, and agrees to cause the Surviving Corporation to, pay to Continuing Employees the 2019 Bonuses based on the achievement of performance targets determined by the Company, in good faith, and in the ordinary course of business consistent with past practice (“2019 Annual Bonus Targets”); provided, however, that (i) the Company shall determine actual achievement of the 2019 Annual Bonus Targets for each Continuing Employee, it being understood that such determinations shall be made reasonably and in good faith based on actual results, after giving appropriate effect to the Merger and actions taken by Parent in connection therewith that affect the Company and its Subsidiaries, and (ii) any Continuing Employee whose employment is terminated without “cause” prior to the payment of the 2019 Bonuses will be entitled to receive the 2019 Bonus applicable to such Continuing Employee, such 2019 Bonus to be payable when bonuses are normally paid by the Company.

(d) Nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular Company Plan or Parent benefit plan, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Company Plan or any Parent benefit plan in accordance with their terms, or (iii) create any third-party beneficiary rights in any Continuing Employee, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their Affiliates may maintain.

Section 6.4 Stock Exchange De-Listing. Parent shall cause the Company Common Stock to be de-listed from the NASDAQ and the TSX and de-registered under the Exchange Act at or as soon as practicable following the Effective Time and prior to the Effective Time, the Company shall reasonably cooperate with Parent to accomplish the foregoing.

Section 6.5 Pine 2.0 Acquisition Agreement. (a) Parent shall (i) not, without the prior written approval of the Company, enter into or agree to any amendment, supplement, modification or waiver of the Pine 2.0 Acquisition Agreement, or consent to any actions prohibited by the Pine 2.0 Acquisition Agreement, to the extent such amendment, supplement, modification, waiver or consent would reasonably be expected to impede or delay in any material respect the Closing or otherwise materially and adversely affect the Company prior to the Closing and (ii) provide the Company with a copy of any proposed amendments, modifications, or supplements to the Pine 2.0 Acquisition Agreement at least two (2) business days prior to the execution thereof; and (b) Parent shall not waive any of its rights or remedies under the Pine 2.0 Acquisition Agreement if doing so could impede or delay in any material respect the Closing.

ARTICLE VII

COVENANTS OF PARENT AND THE COMPANY

Section 7.1 Cooperation and Approvals.

(a) Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on their respective part under this Agreement and applicable Laws to consummate and make effective the Merger as soon as reasonably practicable, including preparing and filing (and shall cause their respective Subsidiaries and ultimate parent entities defined under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, “Ultimate Parent Entities”, to prepare and file) as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger (including (i) the consents and waivers set forth on Sections 4.2(d)(i) and 4.2(d)(ii) of the Company Disclosure Letter and on

Sections 4.3(d)(i) and 4.3(d)(ii) of the Parent Disclosure Letter) and (ii) the consents or approvals of the Governmental Entities set forth on Section 8.1(b) of the Company Disclosure Letter and Section 8.1(b) of the Parent Disclosure Letter. Parent shall not, and shall cause its Ultimate Parent Entity not to, consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated hereby at the behest of any Governmental Entity without the consent of the Company, which shall not be unreasonably withheld. Without limiting the foregoing, the Company and Parent shall each cooperate and use (and shall cause each of their respective Subsidiaries to cooperate and use) its reasonable best efforts to facilitate discussions with, and obtain any consents, waivers or amendments from, project lenders, tax equity partners, hedge providers or other third parties in respect of any Material Company Contracts as the other party may reasonably deem necessary or advisable. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right and reasonable advance opportunity to review and comment and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with any filing, registration, declaration, notice, analysis, appearance, presentation, memorandum, brief, argument, opinion, proposal or other communication, oral or written, made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger (including the Proxy Statement). In exercising the foregoing rights, each of the Company and Parent shall act, and shall cause its respective Ultimate Parent Entity to act, reasonably and as promptly as practicable. Nothing in this Agreement shall require either party or its respective Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon Closing.

(b) Information. Subject to applicable Laws, the Company and Parent each shall, upon request by the other, furnish the other with reasonable assistance and all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary, advisable or requested by any Government Regulatory Entity, in connection with the Proxy Statement or any other statement, filing, notice, application, registration, declaration, analysis, appearance, presentation, memorandum, brief, argument, opinion, proposal or other communication, oral or written, made by or on behalf of Parent, the Company or any of their respective Subsidiaries or Ultimate Parent Entities to any third party and/or any Governmental Entity in connection with the Merger; provided, however, that either party may designate information “for outside counsel only” and either party may redact information related to the value of the transactions contemplated by this Agreement to comply with contractual arrangements or to address good faith legal privilege or confidentiality concerns.

(c) Status. Subject to applicable Laws and except as prohibited by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the Merger, including promptly furnishing the other with copies of notices or other communications (oral or written) received by Parent or the Company, as the case may be, or any of its Subsidiaries or Ultimate Parent Entity, from any third party and/or any Governmental Entity with respect to the Merger. Except as required by applicable Laws or if prohibited by the relevant Governmental Entity, neither the Company nor Parent shall permit any of its officers or any other Representatives to participate in any meeting or substantive discussion or correspondence with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(d) Regulatory Matters. Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the other undertakings pursuant to this Section 7.1, each of the Company and Parent agrees to use its respective reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as reasonably practicable after the date of this Agreement, including:

(i) providing to each and every federal, state, local or foreign court or Governmental Entity (including the Federal Energy Regulatory Commission) with jurisdiction over enforcement of any applicable antitrust, competition or other Laws requiring the making of any notices, reports or other filings with, or consents, registrations, approvals, permits or authorizations from, any Governmental Entity with respect to the Merger (“Government Regulatory Entity”) of non-privileged information and documents requested by any Government Regulatory Entity or that are necessary, proper or advisable to permit prompt consummation of the Merger; and

(ii) avoiding the entry of any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would materially impede, delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger, including the proffer and agreement by Parent of its willingness to sell, lease, license, dispose of, hold separate pending such disposition, restrict, or otherwise limit the freedom of action, and promptly to effect the sale, lease, license, disposal, holding separate of, restriction on, and limitation on such assets, rights, product lines, licenses, categories of assets or businesses or other operations, or interests therein, of the Company or any of its Subsidiaries (and the entry into agreements with, and submission to orders of, the relevant Government Regulatory Entity giving effect thereto), if such action would be reasonably necessary or advisable to avoid, prevent, eliminate or remove the actual, anticipated or threatened (x) commencement of any proceeding in any forum or (y) issuance of any order, decree, decision, determination, judgment or Laws by any Government Regulatory Entity that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger (it being understood that no such action will be binding on the Company or its Subsidiaries unless it is contingent upon the consummation of the Closing).

(e) Notwithstanding anything in this Agreement to the contrary, Parent shall not be required to (i) take or enter into, or cause to be taken or entered into, any defense through litigation, (ii) cause any of its Affiliates to take, or refrain from taking, any action pursuant to this Section 7.1, other than the preparing and filing of documentation required for (and responding to any inquiries or information requests from any Governmental Entity in connection) with the consents, filings, clearances or other approvals set forth on Section 7.1(e) of the Parent Disclosure Letter or (iii) take any action, including entering into or causing to be entered into, any agreement to hold separate, license, lease, sell or otherwise dispose of any interest, business, products, license, operations or asset of the Company or any of its Subsidiaries or otherwise restrict or limit the freedom of action of the Company or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, assets, operations or financial condition of the Company and its Subsidiaries, taken as a whole. Furthermore, notwithstanding anything in this Agreement to the contrary, Parent shall not be required to cause its Ultimate Parent Entity to take, or refrain from taking, any action pursuant to this Section 7.1 other than preparing and filing documentation required for (and responding to any inquiries or information requests from any Governmental Entity in connection with) the consents, filings, clearances or other approvals set forth on Section 7.1(e) of the Parent Disclosure Letter; provided, that if Parent is required to take any action described in the foregoing clause (iii) with respect to the Company or any of its Subsidiaries then, if requested by the relevant Governmental Entity, Parent’s Ultimate Parent Entity will agree to cause Parent, and agrees the Company and any of their respective Subsidiaries is permitted, as applicable, and notwithstanding anything to the contrary in this Agreement, to comply with their respective obligations; provided in each case the effectiveness of such obligations is conditioned upon Closing.

(f) Certain Actions. Subject to the terms and conditions set forth in this Agreement, Parent shall not, and shall cause its Affiliates not to, take, or agree or commit to take, any action, including acquiring, or agreeing to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the taking of such action or consummation of such acquisition, merger or consolidation, in each case, would reasonably be expected to make the consummation of the Merger in accordance with the terms of this Agreement unlawful or would reasonably be expected to delay beyond the Termination Date, or restrain, prevent, enjoin, materially increase the risk of not obtaining any necessary consents of any Governmental Entity or the expiration or termination of any applicable waiting period, or otherwise prohibit consummation of the Merger and the other transactions contemplated by this Agreement.

Section 7.2 Preparation of SEC Documents; Stockholders’ Meetings.

(a) All filings by the Company with the SEC and Canadian Securities Authorities in connection with the transactions contemplated hereby and all mailings to the stockholders of the Company in connection with the Merger shall be subject to the prior review and comment by Parent.

(b) As promptly as practicable following the date of this Agreement, the Company shall prepare and cause to be filed with the SEC and Canadian Securities Authorities, the Proxy Statement. The Company shall use its reasonable best efforts to cause the Proxy Statement to comply with the rules and regulations promulgated by the SEC and the Canadian Securities Authorities. Each of Parent and the Company shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Proxy Statement.

(c) The Company shall (i) as promptly as practicable, notify Parent of (1) the receipt of any comments from the SEC or its staff or Canadian Securities Authorities and all other written correspondence and oral communications with the SEC or Canadian Securities Authorities relating to the Proxy Statement and (2) any request from the SEC or Canadian Securities Authorities or their respective staff for amendments or supplements to the Proxy Statement or for additional information with respect thereto and (ii) provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC or Canadian Securities Authorities and their respective staff, on the other hand, relating to the Proxy Statement or the transactions contemplated hereby. Each of Parent and the Company shall ensure that none of the information supplied by it or on its behalf for inclusion or incorporation by reference in the Proxy Statement will, on the date on which it is first mailed to the stockholders of the Company and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company shall use its reasonable best efforts to respond (with the assistance of, and after consultation with, Parent as provided by this Section 7.2(c)) as promptly as practicable to any comments of the SEC or Canadian Securities Authorities with respect to the Proxy Statement. The Company shall give Parent and its counsel a reasonable opportunity to review and comment on the Proxy Statement, including all amendments and supplements thereto, prior to filing such documents with the SEC or Canadian Securities Authorities or disseminating to stockholders of the Company and reasonable opportunity to review and comment on all responses to requests for additional information, in each case, to the extent reasonably practicable. The Company shall consider in good faith any comments made by Parent and its counsel. If at any time prior to the Effective Time, any information relating to the Company, Parent or any of their respective Affiliates, officers or directors is discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party thereof, and an appropriate amendment or supplement describing such information shall be filed with the SEC or Canadian Securities Authorities and, to the extent required by applicable Laws, disseminated to the stockholders of the Company.

(d) The Company shall, subject to compliance with the DGCL, the Exchange Act and Canadian Securities Laws, use its reasonable best efforts to, subject to Section 5.2(e), solicit proxies in favor of the Merger. The Company will include the Company Recommendation in the Proxy Statement, except to the extent that the Company Board shall have made a Company Recommendation Change (as defined in Section 5.2(e)) as permitted by Section 5.2(e). Unless this Agreement is validly terminated pursuant to Article IX, the Company shall, as promptly as reasonably practicable after the date on which the Company learns that the Proxy Statement will not be reviewed or that the SEC staff have no further comments thereon, duly call, give notice of, convene and hold the Company Meeting. The Company shall call the Company Meeting for a date as promptly as reasonably practicable after it gives notice of the Company Meeting (subject to any time frame as may be required by applicable Law or agreed by Parent and the Company). Notwithstanding the foregoing provisions of this Section 7.2(d), if on a date for which the Company Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock and Company Preferred Stock to obtain the Requisite Company Approval(s), whether or not a quorum is present, or if Parent has provided consent, the Company shall have the right to make one or more successive postponements or adjournments of the Company Meeting, provided that the Company Meeting is not postponed or adjourned to a date that is more than 30 days after the date for which the Company Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Laws). The Company shall use reasonable best efforts to cooperate with Parent and keep Parent reasonably informed on a reasonably current basis regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement to its stockholders. Without the prior written consent of Parent, the adoption of this Agreement and the transactions contemplated hereby (including the Merger) shall be the only matter (other than procedural matters) that the Company shall propose to be acted on by the stockholders of the Company at the Company Meeting.

Section 7.3 Public Announcements. The initial press release regarding the Merger shall be a joint press release agreed to by the parties, which each of the Company and Parent shall be permitted to file with any Governmental Entity as may be required by applicable Law. Thereafter, the Company and Parent shall consult with and provide each other the opportunity to review and comment upon any press release, public announcement, public statement or other public disclosure, prior to the issuance of any such press release, public announcement, public statement or other public disclosure, with respect to the Merger and shall not issue any such press release, public announcement, public statement or other public disclosure, prior to such consultation except as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity; provided, however, that the restrictions in this Section 7.3 shall not apply to any communication regarding a Company Recommendation Change; provided, further, that no further mutual agreement shall be required with respect to any such press releases, public announcements, public statements or other public disclosures that are consistent with prior press releases, public announcements, public statements or other public disclosures made in compliance with this Section 7.3. Prior to making any written communications to the employees or independent contractors of the Company, any of its Subsidiaries or Pine LP pertaining to compensation or benefit matters that are affected by the transactions contemplated hereby, the Company shall provide Parent with a copy of the intended communication at least three business days prior to the date of first use, and the Company shall consider in good faith any comments made to such communication (it being understood that any subsequent communication that sets forth substantially the same information shall not require compliance with this sentence).

Section 7.4 Notices of Certain Events. Each of the Company and Parent shall promptly notify and provide copies to the other of (a) any written notice or other material communication from any Person alleging that the approval or consent of such Person is or may be required in connection with the Merger, (b) any written notice or other material communication from any Governmental Entity in connection with the Merger, (c) any proceeding or investigation, commenced or, to the Knowledge of the Company or the Knowledge of Parent, as applicable, threatened against, the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, that would be reasonably likely to (i) prevent or materially delay the consummation of the Merger or (ii) result in the failure of any condition to the Merger set forth in Article VIII to be satisfied, or (d) the occurrence of any event which would or would be reasonably likely to (i) prevent or materially delay the consummation of the Merger or (ii) result in the failure of any condition to the Merger set forth in Article VIII to be satisfied. The delivery of any notice pursuant to this Section 7.4 shall not (x) affect or be deemed to modify any representation, warranty, covenant, right, remedy, or condition to any obligation of any party hereunder or (y) update any section of the Company Disclosure Letter or the Parent Disclosure Letter. Any failure to deliver any notice pursuant to this Section 7.4 shall not be deemed to constitute a violation of this Section 7.4 or the failure of any condition to the Merger set forth in Article VIII, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case, except to the extent that (i) the other party is actually materially prejudiced by such failure to provide such information or deliver such notice or (ii) such failure to provide such information or deliver such notice would independently result in the failure of any condition to the Merger set forth in Article VIII (other than Sections 8.2(b) or 8.3(b), as applicable).

Section 7.5 Expenses. Except as otherwise provided in Section 9.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger shall be paid by the party incurring such expense. All filing fees in respect of any regulatory approvals required under the Competition Act (Canada) shall be the responsibility of Parent, provided that each of Parent and the Company shall be responsible for its own legal fees relating to the foregoing.

Section 7.6 Financing.

(a) Financing.

(i) Each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain the Financing on the terms and conditions described in the Financing Commitments (and in the case of the Debt Commitment Letter, taking into account any “market flex” provisions) and, prior to the Closing, shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Financing Commitments or the definitive agreements with respect thereto, if such amendment, modification or waiver would (A) reduce the aggregate amount of the Financing below the amount necessary to fund the Required Amounts or (B) impose new or additional conditions (or otherwise amend, modify or expand any conditions) to the receipt of the Financing or other terms, in each case, in a manner that would reasonably be expected to (x) prevent or materially delay or impair the consummation of the transactions contemplated by this Agreement or (y) make the funding of the Debt Financing or the equity Financing (or the satisfaction of the conditions to obtaining any of the Financing) less likely to occur or otherwise adversely impact the ability of Parent or Merger Sub (as applicable) to enforce its rights against other parties to the Financing Commitments or to draw upon and consummate the Financing. For the avoidance of doubt, it is understood that, subject to the limitations set forth in this Section 7.6(a)(i) and in the Debt Commitment Letter, Parent and Merger Sub may amend the Debt Commitment Letter to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities. Any reference in this Agreement to

(1) “Financing” shall include the financing contemplated by the Financing Commitments as amended or modified in compliance with this Section 7.6(a)(i) and (2) “Financing Commitments”, “Equity Commitment” or “Debt Commitment Letter” shall include such documents as amended or modified in compliance with this Section 7.6(a)(i).

(ii) Subject to the terms and conditions of this Section 7.6, each of Parent and Merger Sub shall use its reasonable best efforts to (A) maintain in effect and satisfy on a timely basis all terms, covenants and conditions (unless waived pursuant to the terms thereof) set forth in the Financing Commitments, (B) negotiate and enter into definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions (including any “market flex” provisions) contained in the Debt Commitment Letter (or on terms not materially less favorable, in the aggregate with respect to conditionality, to Parent or Merger Sub than the terms and conditions (including the “market flex” provisions) in the Debt Commitment Letter) that are acceptable to Parent and Merger Sub and would not adversely affect the ability of Parent or Merger Sub to consummate the transactions contemplated herein, (C) satisfy all conditions (unless waived pursuant to the terms thereof) to such definitive agreements on a timely basis, (D) enforce its rights under the Financing Commitments and (E) draw upon and consummate the Financing at or prior to the Closing, in any case, subject to the terms and conditions of the Financing Commitments. To the extent requested by the Company from time to time and subject to the last sentence of this Section 7.6(a)(ii), Parent and Merger Sub shall keep the Company informed on a reasonably current basis and in reasonable detail with respect to all material activity concerning the status of its efforts to arrange the Debt Financing. Without limiting the generality of the foregoing, Parent and Merger Sub shall notify the Company promptly, and in any event within two business days after it becomes aware thereof, (x) of any breach or default by any party to any Financing Commitment or definitive document related to the Financing of which Parent or Merger Sub become aware, (y) of the receipt by Parent or Merger Sub of any written notice or communication (other than negotiations of the definitive agreements with respect to the Financing) from any Debt Financing Source or Equity Investor with respect to any actual material and adverse breach, default, termination or repudiation by any party to any Financing Commitments or definitive documents related to the Financing or any dispute or disagreement between or among any parties thereto that would reasonably be expected to adversely impact the ability of Parent or Merger Sub to obtain all or any part of the Financing on the terms and in the manner contemplated by the Financing Commitments, or (z) if Parent or Merger Sub expects that it will not be able to obtain all or any portion of the Financing on the terms and in the manner contemplated by the Financing Commitments or the definitive documents related to the Financing; provided that in no event shall Parent or Merger Sub be required to disclose any information that is subject to attorney-client or similar privilege if Parent or Merger Sub (as applicable) shall have used its reasonable best efforts to disclose such information in a way that would not waive such privilege.

(b) Subject to the terms and conditions of this Section 7.6, if any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter or the Debt Commitment Letter shall be terminated or modified in a manner that would have a materially adverse impact on Parent or Merger Sub obtaining the

Debt Financing, (A) Parent shall promptly notify the Company in writing and (B) each of Parent and Merger Sub shall use its reasonable best efforts to arrange and obtain alternative financing from alternative sources (w) on terms and conditions no less favorable, with respect to conditionality, to Parent and Merger Sub than those contained in the Debt Commitment Letter, (x) with no conditions to funding the Debt Financing that are not contained in the Debt Commitment Letter, (y) that would not reasonably expected to prevent, impede or materially delay the consummation of the Debt Financing or such alternative financing or the transactions contemplated by this Agreement and (z) in an amount sufficient, when added to the portion of the Financing that is available to pay in cash the Required Amounts (the “Alternate Debt Financing”), and to obtain a new financing commitment letter with respect to such Alternate Debt Financing (the “New Debt Commitment Letter”), which shall replace the existing Debt Commitment Letter, a copy of which shall be promptly provided to the Company; provided that neither Parent nor Merger Sub shall be required to accept any Alternate Debt Financing having terms and conditions (including any “market flex” provisions) less favorable to Parent or Merger Sub than those in the Debt Commitment Letter. In the event any New Debt Commitment Letter is obtained, (i) any reference in this Agreement to the “Financing” or the “Debt Financing” shall mean the debt financing contemplated by the Debt Commitment Letters as modified pursuant to clause (ii) below, (ii) any reference in this Agreement to the “Financing Commitments” or the “Debt Commitment Letters” shall be deemed to include the Debt Commitment Letters that are not superseded by a New Debt Commitment Letter at the time in question and the New Debt Commitment Letter to the extent then in effect and (iii) Parent and Merger Sub shall be deemed to be in compliance with this Section 7.6 to the extent that prior to obtaining such new Debt Commitment Letter Parent or Merger Sub was in breach of this Section 7.6.

(c) In connection with the Debt Financing, from the date hereof until the Closing, the Company shall use its reasonable best efforts to provide, and shall cause each of its Affiliates and Representatives to use its reasonable best efforts to provide, reasonable cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Parent or Merger Sub and that is necessary or customary in connection with Parent’s and Merger Sub’s efforts to obtain the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company), including their respective reasonable best efforts to: (i) upon reasonable prior notice, participate in a reasonable number of meetings, conference calls, presentations and roadshows with prospective lenders and investors, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions with the rating agencies; (ii) reasonably assist Parent, Merger Sub and the Debt Financing Sources in the preparation of pertinent information regarding the Company and its Subsidiaries related to any offering documents, private placement memoranda, bank information, rating agency presentations and similar documents required in connection with the Debt Financing; provided that any such document that includes disclosure and financial statements with respect to the Company and/or its Subsidiaries shall only reflect Parent, Merger Sub and affiliates of Parent contemplated by the Debt Commitment Letter, the Surviving Corporation and/or its Subsidiaries as obligor(s); (iii) provide customary authorization letters to the Debt Financing Sources (including customary representations with respect to accuracy of information contained in the disclosure and material non-public information) for inclusion in any bank information or materials that authorizes the distribution of information to be distributed to prospective lenders; (iv) assist with the pledging of collateral by the Company or its Subsidiaries (including the execution and delivery by the Company or its Subsidiaries of customary pledge and security documents); provided, that any such pledge or other encumbrances shall be authorized and only become effective at, or as of, the Closing; (v) request and facilitate its independent auditors to (A) provide, consistent with customary practice (I) such accountant’s customary comfort letters and reports as may be reasonably requested by Parent or Merger Sub with respect to financial information relating to the Company and its Subsidiaries and the consent of such auditors to the use of their reports in any materials relating to the Debt Financing; (vi) facilitate the execution and delivery of definitive financing documents, customary perfection certificates and other certificates (including a solvency certificate in the form attached to the Debt Commitment Letter), legal opinions of counsel or other documents as may be reasonably requested by Parent or Merger Sub, in each case, with respect to the Company or its Subsidiaries; provided that no obligation of the Company or its Subsidiaries under any document, agreement or pledge shall be effective until the Closing; (vii) request consents, surveys and title insurance as reasonably requested by Parent or Merger Sub; (viii) request customary payoff letters relating to the repayment of any existing indebtedness to be repaid concurrently with the Closing and/or the termination of any third party liens securing such indebtedness; (ix) provide Parent, Merger Sub and the Debt Financing Sources with customary documentation and other information with respect to the Company and its Subsidiaries at least five business days prior to the Closing Date as shall have been reasonably requested in writing by Parent or Merger Sub at least ten business days prior to the Closing Date, that is required in connection with the Debt Financing by regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the PATRIOT Act, and that are required by the Debt Commitment Letter; and (x) reasonably cooperate with the Debt Financing Sources’ “due diligence” investigation with respect to the Company and its Subsidiaries; provided that the Company shall not be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing prior to the Closing for which it is not reimbursed by Parent. The Company hereby consents to the use of its and the Company Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of the Company Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries. Notwithstanding anything to the contrary in this Section 7.6(c), nothing will require the Company to provide (or be deemed to require the Company to prepare) any (1) pro forma financial statements; (2) information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing; (3) description of all or any portion of the Financing, including any “description of notes”; (4) risk factors relating to all or any component of the Financing; (5) other information required by Rules 3-10 or 3-16 of Regulation S-X under the Securities Act, any Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K under the Securities Act or any other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield debt securities under Rule 144A promulgated under the Securities Act.

(d) Notwithstanding anything in Section 7.6(c) to the contrary, (i) such requested cooperation shall not unreasonably disrupt or interfere with the business or the operations of the Company or its Subsidiaries, (ii) nothing in this Section 7.6 shall require cooperation to the extent that it would (A) subject any of the Company’s or its Subsidiaries’ respective directors, managers, officers or employees to any actual or potential personal liability

(as opposed to liability in his or her capacity as an officer of such Person) with respect to matters related to the Debt Financing, (B) conflict with, or violate, the Company’s and/or any of its Subsidiaries’ organizational documents or any applicable Law, (C) cause any condition to the Closing set forth in Article VIII to not be satisfied or (D) cause any breach of this Agreement, (iii) prior to the Effective Time, neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur or assume any liability or other obligation in connection with the financings contemplated by the Debt Commitment Letters, the definitive financing agreements for the Debt Financing or the Financing or be required to take any action that would subject it to actual or potential liability, to bear any cost or expense or to make any other payment or agree to provide any indemnity in connection with the Debt Commitment Letters, the definitive financing agreements for the Debt Financing, the Financing or any information utilized in connection therewith, in each case, that would not be reimbursed or indemnified by Parent or Merger Sub, (iv) none of the Company, its Subsidiaries or their respective directors, officers or employees shall be required to deliver or obtain opinions of internal or external counsel, execute, deliver or enter into, or perform any agreement, document or instrument, including any definitive financing agreement for the Debt Financing, with respect to the Financing (other than customary representation letters and authorization letters referred to above) that, in each case, is not contingent upon the Closing or that would be effective prior to the Effective Time and the directors and managers of the Company’s Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained prior to the Effective Time unless Parent and Merger Sub shall have determined that such directors and managers are to remain as directors and managers of the Company’s Subsidiaries on and after the Effective Time and such resolutions are contingent upon the occurrence of, or only effective as of, the Effective Time and (v) Parent, Merger Sub and the Company agree to use their commercially reasonable efforts to maintain attorney-client privilege. The Parties agree that Parent’s or Merger Sub’s execution of a New Debt Commitment Letter shall not materially expand the scope of the assistance required under Section 7.6(c) as compared to the assistance that would be required or expected to be required in connection with the Debt Commitment Letter in effect on the date of this Agreement and the related Debt Financing.

(e) Parent shall, (a) promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 7.6, and (b) indemnify and hold harmless the Company and its Subsidiaries and its and their respective directors, officers, employees and advisors from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable attorneys’ fees), interest, awards, judgments and penalties suffered or incurred in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 7.6 (other than arising from fraud or intentional misrepresentations, misstatements or omissions on the part of the Company or any of its Affiliates).

(f) Notwithstanding anything to the contrary, the condition set forth in Section 8.3(b) of this Agreement, as it applies to the Company’s obligations under this Section 7.6, shall be deemed satisfied unless the Company’s Willful Breach results in the failure of Parent to obtain the Debt Financing (or any alternative financing, if applicable).

ARTICLE VIII

CONDITIONS

Section 8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions (except with respect to the Requisite Company Approval(s) required under Section 8.1(a), which are not waivable):

(a) Requisite Company Approval(s). The Requisite Company Approval(s) shall have been obtained in accordance with applicable Laws and the certificate of incorporation and by-laws of the Company.

(b) Regulatory Consents. The approvals of the Governmental Entities set forth on Section 8.1(b) of the Company Disclosure Letter and Section 8.1(b) of the Parent Disclosure Letter shall have been obtained and any waiting period (and any extension thereof) of the Governmental Entities set forth on Section 8.1(b) of the Company Disclosure Letter and Section 8.1(b) of the Parent Disclosure Letter shall have expired or been terminated.

(c) Orders. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered (and not modified or withdrawn) any Laws that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger (collectively, an “Order”).

Section 8.2 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Other than those representations and warranties of Parent and Merger Sub referred to in clauses (ii) and (iii) below, all of the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any qualification as to “materiality” or “Parent Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be so true and correct as of such specified date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 8.2(a)(i) shall be deemed to have been satisfied even if any representations and warranties of Parent and Merger Sub (other than the first sentence of Section 4.3(a) (Organization, Good Standing and Qualification), Section 4.3(b)(i) (Capital Structure) and Section 4.3(c) (Corporate Authority; Approval)) are not so true and correct unless the matters giving rise to the failure of such representations and warranties of Parent and Merger Sub to be so true and correct, individually or in the aggregate, have had or would be reasonably likely to have a Parent Material Adverse Effect; (ii) the representations and warranties of Parent set forth in Section 4.3(b)(i) (Capital Structure) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be so true and correct as of such specified date) except for de minimis inaccuracies; (iii) the representations and warranties of Parent and Merger Sub set forth in the first sentence of Section 4.3(a) (Organization, Good Standing and Qualification), Section 4.3(c) (Corporate Authority; Approval) and Section 4.3(j) (Brokers, Finders and Other Advisors) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be so true and correct as of such specified date); and (iv) the Company shall have received at the Closing a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to the effect that the condition set forth in this Section 8.2(a) has been satisfied by Parent and Merger Sub, as applicable.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all of their respective obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect.

Section 8.3 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representation and warranty of the Company set forth in clause (i) of Section 4.2(f) (Absence of Certain Changes) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date; (ii) other than those representations and warranties of the Company referred to in clauses (iii) and (iv) below, all other representations and warranties of the Company set forth in this Agreement shall be true and correct (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be so true and correct as of such specified date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 8.3(a)(ii) shall be deemed to have been satisfied even if any representations and warranties of the Company (other than the first sentence of Section 4.2(a)(i) (Organization, Good Standing and Qualification), Section 4.2(b)(i) (Capital Structure) and Section 4.2(c) (Corporate Authority; Approval)) are not so true and correct unless the matters giving rise to the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, have had or would be reasonably likely to have a Company Material Adverse Effect; (iii) the representations and warranties of the Company set forth in Section 4.2(b)(i) (Capital Structure) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be so true and correct as of such specified date) except for de minimis inaccuracies; (iv) the representations and warranties of the Company set forth in the first sentence of Section 4.2(a)(i) (Organization, Good Standing and Qualification), Section 4.2(c) (Corporate Authority; Approval) and Section 4.2(s) (Brokers, Finders and Other

Advisors) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be so true and correct as of such specified date); and (v) Parent shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company to the effect that the condition set forth in this Section 8.3(a) has been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

ARTICLE IX

TERMINATION

Section 9.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Requisite Company Approval(s) are obtained, by mutual written consent of the Company and Parent.

Section 9.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by either Parent or the Company:

(a) regardless of whether the Requisite Company Approval(s) have been obtained, if the Merger shall not have been consummated by August 4, 2020 (the “Termination Date”); provided, however, that if the condition to Closing set forth in Section 8.1(b) has not been satisfied or waived on or prior to such date but all other conditions to Closing set forth in Article VIII have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing), the Termination Date may be extended by either the Company or Parent to a date not beyond November 4, 2020, and such date, as so extended, shall be the “Termination Date”; provided, further, that the right to terminate this Agreement pursuant to this Section 9.2(a) shall not be available to any party that has breached in any material respect its obligations set forth in this Agreement in any manner that shall have been the principal cause of or resulted in the occurrence of the failure of a condition to the consummation of the Merger;

(b) regardless of whether the Requisite Company Approval(s) have been obtained, if any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.2(b) shall not be available to any party that has breached in any material respect its obligations set forth in this Agreement in any manner that shall have been the principal cause of or resulted in the occurrence of the failure of a condition to the consummation of the Merger; or

(c) if the Requisite Company Approval(s) shall not have been obtained at the Company Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement.

Section 9.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the Company (but in the case of Section 9.3(a), prior to the time, but not after, the Requisite Company Approval(s) are obtained in accordance with and subject to compliance with the terms of Section 5.2(b) and Section 7.2):

(a) in order to enter into a definitive agreement with respect to a Company Acquisition Proposal that the Company Board, the Company Special Committee or any other duly authorized committee of the Company Board, as applicable, has determined in good faith (after consultation with its financial advisors and outside legal counsel, as applicable) constitutes a Superior Company Proposal; provided, however, that prior to or concurrently with such termination, the Company pays to Parent an amount equal to the Company Termination Fee (as defined in Section 9.5(b)(i)) and promptly (but in any event within twenty-four hours of receipt by Parent of the Company Termination Fee) enters into such definitive agreement; provided, further, that the right to terminate this Agreement pursuant to this Section 9.3(a) shall not be available to the Company if it has breached in any material respect its obligations set forth in Section 5.2;

(b) if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation or warranty shall have become untrue or incorrect after the date of this Agreement, such that the conditions set forth in Sections 8.2(a) or 8.2(b) would not be satisfied and such breach or failure to be true and correct is not curable prior to the Termination Date or, if curable prior to the Termination Date, has not been cured within the earlier of (x) thirty (30) days after written notice thereof has been given by the Company to Parent and (y) the Termination Date; provided, however, that the right to terminate this Agreement pursuant to this Section 9.3(b) shall not be available to the Company if it has breached in any material respect its obligations set forth in this Agreement in any manner that shall have been the principal cause of or resulted in the occurrence of the failure of a condition to the consummation of the Merger; or

(c) if (i) all the conditions set forth in Section 8.1 and Section 8.3 have been satisfied or waived and remain satisfied or waived at the time when the Closing is required to occur in accordance with Section 1.2 (other than those conditions that by their nature are to be satisfied at the Closing but which are capable of being satisfied at such time) (the “Condition Satisfaction”), (ii) at or following the Condition Satisfaction, the Company has irrevocably confirmed to Parent in writing that the Company stands ready, willing and able to proceed with the Closing and (iii) Parent and Merger Sub have failed to consummate the Merger by the date the Closing is required to have occurred pursuant to Section 1.2.

Section 9.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent:

(a) if the Company Board, the Company Special Committee or any other duly authorized committee of the Company Board shall have made a Company Recommendation Change; or

(b) if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation or warranty shall have become untrue or incorrect after the date of this Agreement, such that the conditions set forth in Sections 8.3(a) or 8.3(b) would not be satisfied and such breach or failure to be true and correct is not curable prior to the Termination Date or, if curable prior to the Termination Date, has not been cured within the earlier of (x) thirty (30) days after written notice thereof has been given by Parent to the Company and (y) the Termination Date; provided, however, that the right to terminate this Agreement pursuant to this Section 9.4(b) shall not be available to Parent if Parent or Merger Sub has breached in any material respect its obligations set forth in this Agreement in any manner that shall have been the principal cause of or resulted in the occurrence of the failure of a condition to the consummation of the Merger.

Section 9.5 Effect of Termination and Abandonment.

(a) Except as provided in Section 9.5(b), in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, that (i) no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from Fraud or Willful Breach of this Agreement (subject to Sections 9.5(e) and (g) and the last sentence of this Section 9.5(a)) and (ii) the provisions set forth in this Section 9.5 and the second sentence of Section 10.1 shall survive the termination of this Agreement. The parties hereto acknowledge and agree that nothing in this Section 9.5 shall be deemed to affect their right to specific performance in accordance with the terms and conditions set forth in Section 10.6.

(b) In the event that this Agreement is terminated:

(i) pursuant to (A) Section 9.2(a) and, at the time of such termination pursuant to Section 9.2(a), the condition set forth in Section 8.1(a) shall not have been met, or (B) Section 9.2(c) and, in either case, the Company Board, the Company Special Committee or any other duly authorized committee of the Company Board shall not have made a Company Recommendation Change and either:

(A) (1) a bona fide Company Acquisition Proposal shall have been publicly made to the Company or any of its Subsidiaries, or shall have become generally known to the public, and such Company Acquisition Proposal shall not have been publicly withdrawn prior to the date of the event giving rise to the applicable right of termination, and

(2) within twelve months of such termination, (x) the Company or any of its Subsidiaries shall have entered into a definitive agreement for a Company Acquisition Proposal or (y) there shall have been consummated a Company Acquisition Proposal, or

(B) (1) a bona fide Company Acquisition Proposal shall have been publicly made by any Person to the Company or any of its Subsidiaries, or shall have become generally known to the public, regardless of whether such Company Acquisition Proposal may have been withdrawn prior to the date of any such termination or the event giving rise to the applicable right of termination, and

(2) within twelve months of such termination, (x) the Company or any of its Subsidiaries shall have entered into a definitive agreement for a Company Acquisition Proposal with the Person referred to in sub-clause (B)(1) or any Affiliate of such Person or (y) there shall have been consummated a Company Acquisition Proposal with the Person referred to in sub-clause (B)(1) or any Affiliate of such Person, then promptly after the earlier to occur of (x) the consummation of such Company Acquisition Proposal or (y) entry by the Company or any of its Subsidiaries into definitive agreement(s) for such Company Acquisition Proposal, but in no event later than three business days after such entry into such definitive agreement(s) or consummation, as applicable, the Company shall pay to Parent a termination fee of $79,000,000 (Seventy Nine Million Dollars) (the “Company Termination Fee”, unless this Agreement is terminated prior to the Solicitation Period End Time pursuant to Section 9.3(a) or Section 9.4(a), in either case in connection with a Company Acquisition Proposal that is submitted prior to the Solicitation Period End Time, in which case the “Company Termination Fee” means $52,700,000 (Fifty Two Million Seven Hundred Thousand Dollars) (except in the event that the Company Acquisition Proposal is with a Person with which the Company entered into significant negotiations prior to the date hereof, in which case, the Company Termination Fee shall equal $79,000,000 (Seventy Nine Million Dollars));

(ii) pursuant to (A) Section 9.2(a) or (B) Section 9.2(c) and, in either case, at the time of such termination, the Company Board, the Company Special Committee or any other duly authorized committee of the Company Board shall have made a Company Recommendation Change, then promptly, but in no event later than three business days, after the date of such termination, the Company shall pay to Parent the Company Termination Fee;

(iii) pursuant to Section 9.3(a), then prior to or concurrently with such termination in accordance with Section 9.3(a) the Company shall pay to Parent the Company Termination Fee; or

(iv) pursuant to Section 9.4(a), then promptly, but in no event later than three business days after the date of such termination, the Company shall pay to Parent the Company Termination Fee.

(c) In the event that this Agreement is terminated:

(i) (x) by the Company pursuant to Section 9.3(b) or Section 9.3(c), or (y) by Parent pursuant to Section 9.2(a) (in circumstances in which the Company could terminate this Agreement pursuant to Section 9.3(b) or Section 9.3(c)), then promptly, but in no event later than three business days, after the date of such termination, Parent shall pay to the Company a termination fee of $204,000,000 (Two Hundred Four Million Dollars) (the “Parent Termination Fee”);

(ii) by Parent or the Company pursuant to (x) Section 9.2(a) and, at the time of such termination, any of the conditions set forth in Section 8.1(b) or Section 8.1(c) (if and only if the applicable event giving rise to the failure of such condition under Section 8.1(c) to be satisfied arises in connection with the failure of any (A) waiting period (or any extension thereof) applicable to the Merger and the transactions contemplated hereby to expire or be terminated or any approvals, consents or clearances be obtained, in each case, under or in relation to the regulatory approvals set forth on Section 8.1(b) of the Company Disclosure Letter and Section 8.1(b) of the Parent Disclosure Letter (such event, a “Section 8.1(c) Regulatory Failure”)), shall not have been satisfied due to the failure by Parent or Parent’s Ultimate Parent Entity, to take, or refrain from taking, or cause any of their respective Subsidiaries or Affiliates to take, or refrain from taking, any action, including entering into or causing to be entered into, any agreement to hold separate, license, lease, sell or otherwise dispose of any interest, business, products, license, operations or asset of Parent, Parent’s Ultimate Parent Entity, any of their respective Subsidiaries or any of the foregoing’s respective Affiliates (including, for the avoidance of doubt, any operating or portfolio companies, investment funds or vehicles or investee companies of Canada Pension Plan Investment Board), or (B) approvals, consents or clearances of the Governmental Entities set forth in Item 3 or Item 5 of Section 8.1(b) of the Company Disclosure Letter to be obtained, or (y) Section 9.2(b) (if, and only if, the applicable Order arises in connection with the failure of any (A) waiting period (or any extension thereof) applicable to the Merger and the transactions contemplated hereby to expire or be terminated or any approvals, consents or clearances to be obtained, in each case, under or in relation to the regulatory approvals set forth on Section 8.1(b) due to the failure by Parent or Parent’s Ultimate Parent Entity to take, or refrain from taking, or cause any of their respective Subsidiaries or Affiliates to take, or refrain from taking, any action, including entering into or causing to be entered into, any agreement to hold separate, license, lease, sell or otherwise dispose of any interest, business, products, license, operations or asset of Parent, Parent’s Ultimate Parent Entity, any of their respective Subsidiaries or any of the foregoing’s respective Affiliates (including, for the avoidance of doubt, any operating or portfolio companies, investment funds or vehicles or investee companies of Canada Pension Plan Investment Board), or (B) approvals, consents or clearances of the Governmental Entities set forth in Item 3 or Item 5 of Section 8.1(b) of the Company Disclosure Letter to be obtained, and at the time of such termination referred to in clause (x)(A) or (y)(A) above, the conditions to Closing set forth in Section 8.1(a), Section 8.3(a) and Section 8.3(b)

(other than those conditions that by their nature cannot be satisfied other than at Closing) shall have been satisfied or waived in accordance with this Agreement or at the time of such termination referred to in clause (x)(B) or (y)(B) above, (I) this Agreement could not be terminated pursuant to Section 9.2(c) and (II) the conditions to Closing set forth in Section 8.3(a) and Section 8.3(b) (other than those conditions that by their nature cannot be satisfied other than at Closing) shall have been satisfied or waived in accordance with this Agreement, then promptly, but in no event later than three business days, after the date of such termination, Parent shall pay to the Company the Parent Termination Fee.

(d) Any payments made pursuant to Section 9.5(b) or Section 9.5(c) shall be made by wire transfer of immediately available funds. In no event shall the Company be required to pay the Company Termination Fee, or Parent be required to pay the Parent Termination Fee, on more than one occasion.

(e) Notwithstanding anything to the contrary in this Agreement, except in the case of damages resulting from Fraud and as set forth in the proviso at the end of this Section 9.5(e) and subject to Section 10.6, (i) if Parent receives the Company Termination Fee from the Company pursuant to Section 9.5(b), or if the Company receives the Parent Termination Fee pursuant to Section 9.5(c), such payment shall be the sole and exclusive remedy of the receiving party against (A) the paying party (B) any of the paying party’s actual or potential debt or equity financing sources (including, in the case of Parent or Merger Sub, the Equity Investor and Debt Financing Sources), (C) any of the paying party’s or its financing sources’ Subsidiaries or Affiliates and (D) any of foregoing’s respective former, current or future general or limited partners, incorporators, controlling persons, stockholders, equityholders, members, managers, directors, officers, employees, agents, attorneys or other Representatives or any of their respective successors or permitted assigns (with respect to any party, (B)-(D) of the foregoing, collectively, the “Related Parties”), and none of the paying party or any of its Related Parties shall have any further liability or obligation, in each case relating to or arising out of this Agreement or the termination thereof (and if the paying party is Parent or Merger Sub, the Limited Guarantee or the Financing Commitments) or the transactions contemplated hereby (or thereby) (or the failure of such transactions to occur for any reason or for no reason) and none of the receiving party or any of its Related Parties shall seek to recover any other damages or seek any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement, the Limited Guarantee or the Financing Commitments or the transactions contemplated hereby or thereby or any oral representation made or alleged to be made in connection herewith, (ii) if (A) Parent receives any payments from the Company in respect of any breach of this Agreement and thereafter Parent receives the Company Termination Fee pursuant to Section 9.5(b) or (B) the Company receives any payments from Parent in respect of any breach of this Agreement and thereafter the Company receives the Parent Termination Fee pursuant to Section 9.5(c), the amount of such Company Termination Fee or Parent Termination Fee, as applicable, shall be reduced by the aggregate amount of such payments made by the party paying the Company Termination Fee or Parent Termination Fee, as applicable, in respect of any such breaches and (iii) in no event shall Parent or its Related Parties be subject to (nor shall the Company or any of its Related Parties seek to recover) monetary damages in excess of an amount equal to the Parent Termination Fee, in the aggregate, for any losses or other liabilities arising out of or in connection with breaches by Parent of its representations, warranties, covenants and agreements contained in this Agreement or arising from any claim or cause of action that the Company or any of its Related Parties may have; provided, that in each of the foregoing clauses (i), (ii) and (iii), the receiving party shall also be entitled to seek and recover accrued interest pursuant to the last sentence of Section 9.5(f), and reimbursement of expenses or indemnification pursuant to Section 7.6(e).

(f) The parties acknowledge and agree that the agreements contained in this Section 9.5 are an integral part of the transactions contemplated hereby, and that, without these agreements, the parties would not enter into this Agreement. Each of the parties further acknowledges that the payment of the amounts by the Company or Parent specified in this Section 9.5 is not a penalty, but, in each case, is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub or the Company, as applicable, in the circumstances in which such fees are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. Accordingly, if any party fails to promptly pay any amount due pursuant to this Section 9.5, such party shall also pay any costs and expenses (including reasonable legal fees and expenses) incurred by the party entitled to such payment in connection with a legal action to enforce this Agreement that results in a judgment for such amount against the party failing to promptly pay such amount. Any amount not paid when due pursuant to this Section 9.5 shall bear interest from the date such amount is due until the date paid at a rate equal to the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment.

(g) While the Company may pursue each of (i) a grant of specific performance or other equitable relief under Section 10.6(c), (ii) monetary damages in the case of Willful Breach of this Agreement or Fraud by Parent or Merger Sub and (iii) the payment of the Parent Termination Fee under Section 9.5(c), any recovery by the Company shall be subject to the limitations set forth in Section 9.5(e) and under no circumstances shall the Company be permitted or entitled to receive both (i) a grant of specific performance to cause Parent to consummate the Closing, and (ii) the Parent Termination Fee or monetary damages in the case of Willful Breach of this Agreement or Fraud in connection with this Agreement or any termination of this Agreement. Notwithstanding anything to the contrary herein, subject to the first sentence of this Section 9.5(g), nothing in this Agreement shall limit the Company’s, Parent’s or Merger Sub’s remedies in the case of Fraud.

(h) Certain Definitions. For purposes of this Agreement:

“Fraud” means, with respect to any Person, an actual and intentional fraud with respect to any material statement in any representation or warranty set forth in Article IV or in the certificates delivered pursuant to Section 8.2(a) and Section 8.3(a) with the intent to deceive another Person and requires (a) a false representation of material fact, (b) knowledge that such representation is false, (c) an intention to induce the party to whom such representation is made to act or refrain from acting in reliance upon it, (d) causing that party, in justifiable reliance upon such false representation, to take or refrain from taking action, and (e) causing such party to suffer damage by reason of such reliance.

“Willful Breach” means, with respect to any representation, warranty, agreement or covenant set forth in this Agreement, an intentional action or omission by a party that both (a) causes such party to be in material breach of such representation, warranty, agreement or covenant and (b) such party actually knows, or after reasonable due inquiry should have known, at the time of such intentional action or omission is or would constitute a material breach, or would reasonably be expected to result in a material breach, of such representation, warranty, agreement or covenant; provided that, notwithstanding the foregoing, the failure of a party to consummate the Merger when the relevant conditions to the Merger set forth in Article VIII of this Agreement have been satisfied and such party is obligated to effectuate the Closing pursuant to Section 1.2 will, in and of itself, constitute a Willful Breach.

ARTICLE X

MISCELLANEOUS AND GENERAL

Section 10.1 Survival. This Article X and the agreements of the Company, Parent and Merger Sub contained in Article III, Section 6.2 (Indemnification; Directors’ and Officers’ Insurance) and Section 6.3 (Employee Matters) shall survive the consummation of the Merger. This Article X and the agreements of the Company, Parent and Merger Sub contained in the last sentence of Section 5.3(a) (Access and Reports), Section 5.3(b) (Access and Reports), Section 7.5 (Expenses), Section 7.6(e) (Financing), Section 9.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

Section 10.2 Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties. Notwithstanding anything to the contrary herein, the provisions of Section 7.6(c), Section 9.5(e), this Section 10.2, Section 10.6, Section 10.9 and Section 10.15 (and the definitions related thereto) that are related to the Debt Financing Sources may not be amended or modified in whole or in part in a manner adverse to the Debt Financing Sources without the written consent of each adversely affected Debt Financing Source.

Section 10.3 Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws, except with respect to the Requisite Company Approval(s) required under Section 8.1(a), which are not waivable. Any agreement on the part of a party to any such waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights hereunder or under applicable Laws shall not constitute a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise by any party of any of its rights hereunder precludes any other or further exercise of any such rights or any other rights hereunder or under applicable Laws.

Section 10.4 Company Special Committee Approval. No amendment or waiver of any provision of this Agreement and no decision or determination shall be made, or action taken, by the Company under or with respect to this Agreement without first obtaining the approval of the Company Special Committee.

Section 10.5 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by email delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

Section 10.6 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, THE PARTIES HERETO AND THE COMPANY’S RELATED PARTIES ACKNOWLEDGE AND IRREVOCABLY AGREE THAT ANY LAWSUIT, CLAIM, COMPLAINT, CONTROVERSY, FORMAL INVESTIGATION OR PROCEEDING BEFORE OR BY ANY GOVERNMENTAL ENTITY OR DISPUTE OF ANY KIND OR NATURE (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) (“ACTION”) INVOLVING A DEBT FINANCING SOURCE THAT IS IN ANY WAY RELATED TO THIS AGREEMENT, THE DEBT COMMITMENT LETTER, THE DEBT FINANCING, THE DEFINITIVE FINANCING AGREEMENTS FOR THE DEBT FINANCING, THE MERGER OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE PERFORMANCE OF SERVICES HEREUNDER OR RELATED HERETO, INCLUDING BUT NOT LIMITED TO ANY DISPUTE ARISING OUT OF OR RELATING IN ANY WAY TO THIS AGREEMENT, THE DEBT COMMITMENT LETTER, THE DEBT FINANCING, THE DEFINITIVE FINANCING AGREEMENTS FOR THE DEBT FINANCING OR THE MERGER, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICTS OF LAW RULES OF THE STATE OF NEW YORK THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANY OTHER STATE. The parties hereby irrevocably submit to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or, to the extent such Court declines to accept jurisdiction over a particular matter, any other Delaware State court or Federal court of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that such courts are an inconvenient forum, or that the venue of such courts may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action, suit or proceeding shall be heard and determined in such a Delaware Court of Chancery, Delaware State court or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.6(d) shall be valid, effective and sufficient service thereof. Notwithstanding anything herein to the contrary, each of the parties hereto hereby agrees that it will not, nor permit any of its Affiliates to, bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement, the Debt Commitment Letter, the Debt Financing, the definitive financing agreements for the Debt Financing, the Merger or any of the transactions contemplated hereby or thereby, including, without limitation, any dispute arising out of or relating in any way to this Agreement, the Debt Commitment Letter, the Debt Financing, the definitive financing agreements for the Debt Financing, the Merger or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, located in the Borough of Manhattan, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof), and that the provisions of Section 10.6(b) relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT, THE FINANCING COMMITMENTS OR THE LIMITED GUARANTEE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE FINANCING COMMITMENTS OR THE LIMITED GUARANTEE OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING ANY ACTION, SUIT OR PROCEEDING AGAINST OR INVOLVING ANY DEBT FINANCING SOURCE OR EQUITY INVESTOR ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE FINANCING OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.6.

(c) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages would not be an adequate remedy therefor. Accordingly, subject to the other terms of this Agreement, including clause (d) below, each party agrees that in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement (including the obligation of the parties hereto to consummate the transactions contemplated by this Agreement and the obligation of Parent and Merger Sub to pay and the Company’s stockholders’ right to receive the aggregate consideration payable to them pursuant to the transactions contemplated by this Agreement, in each case in accordance with the terms and subject to the conditions of this Agreement), the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether at law or in equity, including monetary damages) to (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach. In the event that any action is brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense or counterclaim, that there is an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.6, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(d) Notwithstanding the foregoing or anything herein to the contrary, it is hereby acknowledged and agreed that the Company shall only be entitled to seek an injunction, specific performance and other equitable relief to cause Parent and Merger Sub to cause the Equity Financing to be funded and to consummate the Closing in accordance with Article I, if, (i) the Condition Satisfaction has occurred, (ii) the financing provided for by the Debt Commitment Letter has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, (iii) at or following the Condition Satisfaction, the Company has irrevocably confirmed to Parent in writing that the Company stands ready, willing and able to proceed with the Closing, if specific performance is granted and the Equity Financing and Debt Financing are funded and (iv) Parent and Merger Sub have failed to consummate the Merger by the date the Closing is required to have occurred pursuant to Section 1.2.

Section 10.7 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, overnight courier or email:

If to Parent or Merger Sub:

Pacific US Inc.

One Queen Street East, Suite 2500

Toronto, Ontario M5C 2W5

Canada

Attention:	Bruce Hogg Legal Notices
Telephone:	(416) 868-4075
Email:	bhogg@cppib.com legalnotice@cppib.com

with a copy to (which shall not constitute notice):

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Attention:	Scott Petepiece
Sean Skiffington
Telephone:	(212) 848-4000
Email:	spetepiece@shearman.com
sean.skiffington@shearman.com

If to the Company:

PATTERN ENERGY GROUP INC.

1088 Sansome Street

San Francisco, CA 94111

Attention:	General Counsel
Telephone:	415-283-4000
Email:	generalcounsel@patternenergy.com

with a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Sixth Avenue

New York, NY 10019

Attention:	Robert B. Schumer
Brian Lavin
Telephone:	(212) 373-3000
Email:	rschumer@paulweiss.com
blavin@paulweiss.com

or to such other Persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt.

Section 10.8 Entire Agreement; No Other Representations and Warranties.

(a) This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter, the Limited Guarantee, the Equity Commitment Letter and the Confidentiality Agreement constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

(b) EACH OF PARENT AND MERGER SUB ACKNOWLEDGES THAT (i) NONE OF THE COMPANY NOR ANY OF THE COMPANY’S SUBSIDIARIES, NOR ANY OF THEIR RESPECTIVE AFFILIATES, STOCKHOLDERS, DIRECTORS, OFFICERS, EMPLOYEES, AGENTS, REPRESENTATIVES OR ADVISORS, NOR ANY

OTHER PERSON, HAS MADE OR IS MAKING ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE COMPANY OR ANY OF THE COMPANY’S SUBSIDIARIES OR THEIR RESPECTIVE BUSINESSES OR OPERATIONS, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, (ii) NEITHER PARENT NOR MERGER SUB HAS RELIED ON ANY REPRESENTATION OR WARRANTY FROM THE COMPANY OR ANY OTHER PERSON IN DETERMINING TO ENTER INTO THIS AGREEMENT, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT AND (iii) NONE OF THE COMPANY OR ANY OTHER PERSON SHALL HAVE OR BE SUBJECT TO ANY LIABILITY TO PARENT, MERGER SUB OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO PARENT OR MERGER SUB, OR PARENT OR MERGER SUB’S USE OF, ANY SUCH INFORMATION, INCLUDING ANY INFORMATION, DOCUMENTATION, FORECASTS, BUDGETS, PROJECTIONS OR ESTIMATES PROVIDED BY THE COMPANY OR ANY REPRESENTATIVE OF THE COMPANY IN ANY “DATA ROOMS” OR MANAGEMENT PRESENTATIONS OR IN ANY OTHER FORM IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF PARENT AND MERGER SUB ACKNOWLEDGES THAT, SHOULD THE CLOSING OCCUR, THE ASSETS OF THE COMPANY AND ITS SUBSIDIARIES SHALL BE ACQUIRED WITHOUT ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, IN AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS, EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT.

Section 10.9 No Third Party Beneficiaries. Except as provided in Section 6.2 (Indemnification; Directors’ and Officers’ Insurance), Parent and Merger Sub, on the one hand, and the Company, on the other hand, hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto (and their respective successors and permitted assigns) any rights, benefits or remedies of any nature whatsoever, including the right to rely upon the representations and warranties set forth herein; provided that the Debt Financing Sources and Equity Investor are intended third-party beneficiaries of, and may enforce directly, the provisions of Section 7.6(c), Section 9.5(e), Section 10.2, Section 10.6, this Section 10.9 and Section 10.15. The parties hereto further agree that the rights of third party beneficiaries under Section 6.2 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 10.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.10 Obligations of Parent. Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub to take such action. In furtherance of the foregoing, Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub of, and the compliance by Merger Sub with, all of the covenants, agreements, obligations and undertakings of Merger Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Merger Sub hereunder. Parent shall, immediately following execution of this Agreement, approve this Agreement in its capacity as sole stockholder of Merger Sub in accordance with applicable Law and the articles of incorporation and by-laws of Merger Sub.

Section 10.11 Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

Section 10.12 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 10.13 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) The Company Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article IV or to one or more covenants contained in Article V or Article VII. Inclusion of any items or information in the Company Disclosure Letter shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, has had or would reasonably be likely to have a Company Material Adverse Effect or to affect the interpretation of such term for purposes of this Agreement.

(d) The Parent Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article IV or to one or more covenants contained in Article VI or Article VII. Inclusion of any items or information in the Parent Disclosure Letter shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, has had or would reasonably be likely to have a Parent Material Adverse Effect or to affect the interpretation of such term for purposes of this Agreement.

(e) The phrases “transactions contemplated hereby”, “transactions contemplated by this Agreement” or words of similar import shall not be deemed to include the Pine 2.0 Acquisition and related transactions, unless otherwise expressly stated.

(f) All dollar amounts referred to in this Agreement are stated in United States dollars, unless otherwise specifically noted.

Section 10.14 Assignment. This Agreement shall not be assignable by operation of law or otherwise, except that Parent may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to any (i) Debt Financing Sources as collateral in respect of the Debt Financing or (ii) other Person after the Closing, and Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to any (i) Debt Financing Sources as collateral in respect of the Debt Financing or (ii) a wholly owned Subsidiary of Parent; provided that such transfer or assignment shall not (i) relieve Parent or Merger Sub of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Sub or (ii) materially delay the consummation of the Merger or any of the other transactions contemplated hereby or impose any additional obligations on the Company, its Subsidiaries or their respective Affiliates (including in respect of required consents or approvals or governmental filing obligations). Any purported assignment in violation of this Agreement is void.

Section 10.15 Non-Recourse; Limitation on Liability; Waiver of Claims.

(a) This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party, except for claims that the Company may assert in accordance with the Limited Guarantee or Equity Commitment Letter. Without limiting the rights of the Company against Parent and Merger Sub, in no event shall the Company or any of its Related Parties seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any of Parent’s or Merger Sub’s Related Parties (other than in accordance with the Limited Guarantee or Equity Commitment Letter).

(b) Notwithstanding anything to the contrary contained herein, the Company (on behalf of itself and any of its Affiliates, directors, officers, employees, agents, Representatives and the Company’s Related Parties and each of their successors or permitted assigns) hereby waives any rights or claims against all Debt Financing Sources in connection with this Agreement, the Debt Commitment Letters, the Debt Financing, the definitive financing agreements for the Debt Financing, or in respect of any other document or theory of law or equity (whether in tort, contract or otherwise) or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith and the Company (on behalf of itself and any of its Affiliates, directors, officers, employees, agents, Representatives and its Related Parties and each of their successors or permitted assigns) agrees not to commence any action or proceeding against any Debt Financing Source in connection with this Agreement, the Debt Commitment Letter, the Debt Financing, the definitive financing agreements for the Debt Financing, or in respect of any other document or theory of law or equity and agrees to cause any such action or proceeding asserted by the (on behalf of itself and any of its Affiliates, directors, officers, employees, agents, Representatives and the Company’s Related Parties and each of their successors or permitted assigns) in connection with this Agreement, the Debt Commitment Letter, the Debt Financing, the definitive financing agreements for the Debt Financing, or in respect of any other document or theory of law or equity against any Debt Financing Source to be dismissed or otherwise terminated. In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that no Debt Financing Source shall have any liability for any claims or damages to the Company any of its Affiliates, directors, officers, employees, agents, Representatives and the Company’s Related Parties and each of their successors or permitted assigns, in connection with this Agreement, the Debt Commitment Letter, the Debt Financing, the definitive financing agreements for the Debt Financing, or the transactions contemplated hereby or thereby. Without limiting the foregoing, the Debt Financing Sources shall be beneficiaries of all limitations on remedies and damages in this Agreement that apply to Parent or Merger Sub hereto and are express third party beneficiaries of this Section 10.15.

[Signature pages follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

PACIFIC US INC.

By:	/s/ Bruce Hogg
Name: Bruce Hogg
Title: Authorized Signatory

By:	/s/ Michael Douglas
Name: Michael Douglas
Title: Authorized Signatory

PACIFIC BIDCO US INC.

By:	/s/ Bruce Hogg
Name: Bruce Hogg
Title: Authorized Signatory

By:	/s/ Michael Douglas
Name: Michael Douglas
Title: Authorized Signatory

PATTERN ENERGY GROUP INC.

By:	/s/ Michael M. Garland
Name: Michael M. Garland
Title: Chief Executive Officer

[Signature Page to the Merger Agreement]

ANNEX A

DEFINED TERMS

Term	Section
2019 Annual Bonus Targets	6.3(c)
2019 Bonuses	6.3(c)
Acceptable Company Confidentiality Agreement	5.2(b)
Action	10.6(a)
Affiliate	4.1
Agreement	Preamble
Alternate Debt Financing	7.6(b)
Alternative Company Acquisition Agreement	5.2(a)(iv)
Anti-Corruption Laws	4.2(t)(iii)
Bankruptcy and Equity Exception	4.2(c)(i)
Book-Entry Share	3.1(a)
business day	1.2
Canadian Securities Authorities	4.2
Canadian Securities Laws	4.2
Certificate	3.1(a)
Closing	1.2
Closing Date	1.2
Code	3.2(h)
Company	Preamble
Company Acquisition Proposal	5.2(d)
Company Board	Recitals
Company Common Stock	Recitals
Company Common Stock Option	3.3(h)
Company Disclosure Letter	4.1
Company Encumbrance	4.2(k)(iv)
Company Environmental Permit	4.2(m)(ii)
Company Equity Awards	3.3(f)
Company ERISA Affiliate	4.2(h)(ii)
Company ERISA Plan	4.2(h)(i)
Company Insurance Policies	4.2(q)
Company Intervening Event	5.2(f)
Company Leased Real Property	4.2(k)(ii)
Company Material Adverse Effect	4.1
Company Material Generator	4.1
Company Meeting	4.2(c)(i)

Annex A-1

Term	Section
Company Non-U.S. Benefit Plan	4.2(h)(vii)
Company Owned Real Property	4.2(k)(i)
Company Participant	4.2(h)(i)
Company Performance Share	3.3(h)
Company Plan	4.2(h)(i)
Company Preferred Stock	4.2(b)(i)
Company Recommendation	4.2(c)(ii)
Company Recommendation Change	5.2(e)(i)
Company Recommendation Change Notice	5.2(f)
Company Reports	4.2(e)(i)
Company Restricted Share	3.3(h)
Company RSU	3.3(h)
Company Special Committee	Recitals
Company Stock Plan	4.2(b)(i)
Company Termination Fee	9.5(b)(i)(B)(2)
Condition Satisfaction	9.3(c)
Confidentiality Agreement	5.3(b)
Continuing Employees	6.3(a)
Contract	4.1
control	4.1
controlled by	4.1
controlling	4.1
Convertible Notes	4.2(b)(i)
Convertible Notes Indenture	4.2(b)(i)
Covered Pine 2.0 Units	4.1
D&O Insurance	6.2(b)
Debt Commitment Letter	4.3(g)(i)
Debt Financing	4.3(g)(i)
Debt Financing Sources	4.3(g)(i)
Delaware Certificate of Merger	1.3
DGCL	Recitals
Dissenting Stockholders	3.3(h)
Effective Time	1.3
Eligible Share	3.1(a)
Eligible Shares	3.1(a)
Environmental Law	4.2(m)(v)
Equity Commitment	4.3(g)(i)
Equity Financing	4.3(g)(i)
Equity Investors	4.3(g)(i)
ERISA	4.2(h)(i)
Exchange Act	4.2(d)(i)
Excluded Shares	3.3(h)
FCPA	4.2(t)(iii)
Financing	4.3(g)(i)
Financing Commitments	4.3(g)(i)

Annex A-2

Term	Section
GAAP	4.2(e)(ii)
Government Official	4.2(t)(iii)
Government Regulatory Entity	7.1(d)(i)
Governmental Entity	4.2(d)(i)
Hazardous Substance	4.2(m)(v)
Indemnified Parties	6.2(a)
Intellectual Property	4.2(p)(i)
IRS	4.2(h)(ii)
IT Assets	4.2(p)(ii)
Knowledge of Parent	4.1
Knowledge of the Company	4.1
Laws	4.2(i)
Licenses	4.2(i)
Lien	4.2(b)(i)
Limited Guarantee	Recitals
made available	4.1
Material Company Contract	4.2(j)
Maximum Amount	6.2(b)
Merger	Recitals
Merger Consideration	3.1(a)
Merger Sub	Preamble
MI 61-101	4.2(c)(i)
Multiemployer Plan	4.2(h)(i)
New Debt Commitment Letter	7.6(b)
Option Consideration	3.3(d)
Order	8.1(c)
Owned Intellectual Property	4.2(p)(i)
Parent	Preamble
Parent Board	Recitals
Parent Disclosure Letter	4.1
Parent Material Adverse Effect	4.1
Parent Termination Fee	9.5(c)(i)
Paying Agent	3.2(a)
Payment Fund	3.2(a)
Person	3.2(e)
Pine 2.0 Acquisition Agreement	Recitals
Pine 2.0 Acquisition	Recitals
Pine 2.0 Units	4.1
Pine 2.0	Recitals
Pine 2.0 Limited Partnership Agreement	4.1
Proxy Statement	5.2(e)(i)
Redwood	Recitals
Related Parties	9.5(e)
Release	4.2(m)(v)
Representatives	4.2(e)(iv)
Required Amounts	4.3(g)(i)
Requisite Company Approval(s)	4.2(c)(i)
Sarbanes-Oxley Act	4.2(e)(i)
SEC	4.2
Section 8.1(c) Regulatory Failure	Section 9.5(c)(ii)
Securities Act	4.2(e)(i)

Annex A-3

Term	Section
Solicitation Period End Time	5.2(b)
Subsidiary	4.1
Superior Company Proposal	5.2(d)
Surviving Corporation	1.1
Takeover Statute	4.2(l)
Tax	4.2(n)
Tax Return	4.2(n)
Tax Returns	4.2(n)
Taxes	4.2(n)
Termination Date	9.2(a)
Trade Controls Laws	4.2(t)(iii)
TSX	4.2(d)(i)
under common control with	4.1
Wholly Owned Company Subsidiary	4.2(n)(v)
Willful Breach	9.5(h)

Annex A-4

Exhibit A

Certificate of Incorporation of the Surviving Corporation

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

PATTERN ENERGY GROUP INC.

Pattern Energy Group Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that:

1. The Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware on October 2, 2012. The Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on September 24, 2013 (the “Amended Certificate”).

2. This Second Amended and Restated Certificate of Incorporation of the Corporation has been duly adopted in accordance with the General Corporation Law of the State of Delaware (the “DGCL”).

3. The text of the Amended Certificate is hereby amended and restated to read in its entirety as follows:

FIRST. The name of the Corporation is Pattern Energy Group Inc.

SECOND. The registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808. The name of the Corporation’s registered agent at that address is Corporation Service Company.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL or any successor statute.

FOURTH. The total number of shares of all classes of capital stock that the Corporation is authorized to issue is [●] shares. The Corporation is authorized to issue two classes of shares, designated “Common Stock” and “Preferred Stock.” The total number of shares of Common Stock authorized to be issued is [●] shares, $0.01 par value per share. The total number of shares of Preferred Stock authorized to be issued is [●] shares, $0.01 par value per share.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation or to a Preferred Stock Designation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or a Preferred Stock Designation or pursuant to the DGCL. Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of either the Common Stock or Preferred Stock voting separately as a class shall be required therefor.

B. PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series. The Board is hereby authorized to provide, by resolution or resolutions from time to time, for the issuance, out of the unissued shares of Preferred Stock, of one or more series of Preferred Stock, without stockholder approval, by filing a certificate pursuant to the applicable law of the State of Delaware (the “Preferred Stock Designation”), setting forth such resolution and, with respect to each such series, establishing the number of shares to be included in such series, and fixing the voting powers, full or limited, or no voting power of the shares of such series, and the designation, preferences and relative, participating, optional or other special rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. The powers, designation, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. The authority of the Board with respect to each series of Preferred Stock shall include, but not be limited to, the determination of the following:

(a)	the designation of the series, which may be by distinguishing number, letter or title;

(b)

the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding);

(c)

the amounts or rates at which dividends will be payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative;

(d)	the dates on which dividends, if any, shall be payable;

(e)	the redemption rights and price or prices, if any, for shares of the series;

(f)	the terms and amount of any sinking fund, if any, provided for the purchase or redemption of shares of the series;

(g)	the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation;

(h)

whether the shares of the series shall be convertible into or exchangeable for, shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

(i)	restrictions on the issuance of shares of the same series or any other class or series;

(j)	the voting rights, if any, of the holders of shares of the series generally or upon specified events; and

(k)	any other powers, preferences and relative, participating, optional or other special rights of each series of Preferred Stock, and any qualifications, limitations or restrictions of such shares,

all as may be determined from time to time by the Board and stated in the resolution or resolutions providing for the issuance of such Preferred Stock. Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law. Any shares of Preferred Stock which may be redeemed, purchased or acquired by the Corporation may be reissued except as otherwise provided by law.

FIFTH. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the board of directors, acting by majority vote, is expressly authorized to make, alter, amend or repeal, in whole or in part, the bylaws of the Corporation.

SIXTH. Unless and except to the extent that the bylaws of the Corporation shall so require, election of directors of the Corporation need not be by written ballot.

SEVENTH.

A. To the fullest extent permitted by the DGCL, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty owed to the Corporation or its stockholders.

B. Neither the amendment nor repeal of this Article SEVENTH, nor the adoption of any provision of, or any other amendment to, this Amended and Restated Certificate of Incorporation, nor, to the fullest extent permitted by the DGCL, any modification of law, shall eliminate, reduce or otherwise adversely affect any right or protection of a current or former director of the Corporation existing at the time of such amendment, repeal, adoption or modification.

C. If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then a director of the Corporation shall be free of liability to the fullest extent permitted by the DGCL, as so amended.

D. This Article SEVENTH shall not limit or exclude any rights, indemnities or limitations of liability to which any director of the Corporation may be entitled, whether as a matter of law, under the bylaws of the Corporation, by agreement, by vote of the stockholders, approval of the directors of the Corporation or otherwise.

EIGHTH. The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL, and the restrictions contained in Section 203 of the DCGL shall not apply to the Corporation.

NINTH. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (A) any “internal corporate claim” within the meaning of the DGCL and (B) (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or this Amended and Restated Certificate of Incorporation or the Corporation’s bylaws (as either may be amended and/or restated from time to time), (iv) any action to interpret, apply, enforce or determine the validity of this Amended and Restated Certificate of Incorporation or the Corporation’s bylaws (as either may be amended and/or restated from time to time), or (v) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said court having personal jurisdiction over the indispensable parties named as defendants therein; provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state court sitting in the State of Delaware. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article NINTH.

TENTH. If any provision or provisions of this Amended and Restated Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Amended and Restated Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Amended and Restated Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Amended and Restated Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Amended and Restated Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service or for the benefit of the Corporation to the fullest extent permitted by law.

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